82-4883

02060945

Hypothekenbank in Essen AG

SUPPL

www.essenhyp.de

- Konditionen
- Jobs und Karriere
- HypoClick
- Geschäftsbericht

www.essenhyp.com

- Investor Relations
- Credit Research
- Bonds & Notes
- Financial Reports
- International Property Financing
- Careers
- About Us

dw 1/9

ion about the Code of Conduct is now available in our 'Credit Research' section. ++

Investor relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national *and international public-sector debtors. In addition the* Bank gives long-term mortgage loans to finance both commercial property and private housing.
Accordingly we make great use of the international capital markets on which, besides the "traditional" Pfandbrief, more and more Jumbo and Global Pfandbriefe are being issued.



Essen Hyp is one of the largest issuers of Jumbo Pfandbriefe worldwide.

- Ratings and Analysis
- Interest Rate Forecast G3
- Interest Rate Forecast Meeting
- Current financial and economic topics
- Roadshows
- 10 successful years in retrospect

Investor relations

Ratings and Analyses

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook negative)	A2 (outlook negative)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Standard & Poor's	Recent rating analysis as of Feb 07, 2002, ratings as of Oct 08, 2002.
Moody's	Rating analysis as of June 2002.
Fitch	Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for the United States 2002/2003

Economic Growth

No doom and gloom - it's full steam ahead!

Once again, the U.S. economy did better than was forecasted by economists of investment banks and research institutes. According to the December 2001 Bloomberg economic survey, the U.S. GDP was projected to contract by 1.4% in the fourth quarter of 2001 and by 0.1% in the first quarter of 2002 (annualized rates). In fact, however, the U.S. economy grew by 1.7% and 6.1% in the two quarters referred to above. In light of this better-than-expected economic news, the investment banks and research institutes surveyed by the British company "Consensus Forecasts" were bound to revise upwards their growth forecast for the year 2002 as a whole from 0.7% in November 2001 to 2.7% in June 2002. At the same time, warnings that the economy might head for a double dip, in the headlines for months, have become less frequent in recent times [1]. Nevertheless, capital and money market participants still seem to doubt the sustainability of the present economic recovery. What other explanation could there be for the U.S. stock market malaise, falling bond market yields and the downward pressure on the dollar's external value? Bruce Steinberg, Chief Economist at Merrill Lynch hit the nail on the head when describing the situation: "The economy and the financial markets remain in parallel universes."

According to some capital market players the fact that the 2001 recession was comparatively mild necessarily implies a restrained recovery of the U.S. economy. In contrast to this, however, an analysis by two economists from the Federal Reserve Bank of St. Louis came to the conclusion that there is no significant correlation between the severity of a recession and the strength of the subsequent economic recovery [2]. The average GDP growth rate during an economic upturn - this being defined as the four consecutive quarters after the economy has bottomed out - hit as much as 7.5% after Word War II [3]. Against this background, even the growth forecast of Merrill Lynch, currently the most optimistic U.S. investment bank, which expects economic activity to move up by 4% in each of the three coming quarters [4], has to be regarded as moderate.

Other pessimists evoke a credit crunch scenario, referring to the allegedly high debt levels of U.S. companies and consumers. However interest payments from non-financial U.S. companies (measured by their cash flow) stayed slightly below the long-term average at the beginning of this year. In contrast to this, the consumers' interest burden has indeed reached a historic peak. During the first quarter of 2002 debt service payments for consumer and mortgage loans stood at 14.1% of the disposable personal income - thus nearly hitting the record level seen in the last quarter of 1986. However, at that time this did not at all hamper the consumers' spending spree. In the two subsequent years, i.e. 1987 and 1988, private consumption grew by 3.0% and 4.3% respectively. Besides, in its July 2001 Monthly Bulletin the Federal Reserve mentioned two further reasons, which put the consumer debt levels into perspective [5]. Firstly, the percentage of families who own their home increased from 63.9% at the beginning of 1991 to 67.5% at the beginning of 2001. Thus, rent payments were basically converted into the repayment of home mortgages. Furthermore, the increased use of credit cards for transaction purposes automatically entails higher

average debt levels, even if credit card balances are fully settled when due. Furthermore, economic pessimists often disregard the fact that the consumers' net assets continue to exceed their personal disposable income by five times, despite the dismal stock market situation. This is not least due to the sharp advance in home prices. The fact that a worrying increase of delinquency rates on consumer loans at U.S. commercial banks is not observable further corroborates our argumentation.

Indeed, at 2.7% in the first quarter of 2002, the percentage of delinquent loans in the total loan volume was historically low. In the light of the brightening economic prospects, the reluctance of commercial banks to grant new loans, and corporate loans in particular, has started to ebb away. In addition to this, the fact that the yield spread between corporate bonds with a BAA rating and long-term government bonds has basically remained unchanged for two years indicates that U.S. companies do not meet with major obstacles when tapping the capital markets, with the exception of the Commercial Paper market. And, last but not least, the anticipated sharp rise in corporate profits will leave more scope for an internal funding of corporate investment. Consequently the question why the alleged over-indebtedness in the United States might cause a credit crunch in an economic recovery of all scenarios remains unanswered. And, even more, when looking at the data on private household debt levels in the G7 countries, which were published by the OECD, this credit crunch would sooner materialize in Germany than in the United States. [6]

Against this background, we continue to believe that economic recovery is under way. Our optimistic stance is buttressed by the following arguments:

- First of all, the rebound in inventory investment has to be mentioned. In the first quarter of 2002, inventory investment contributed more than three percentage points to U.S. GDP growth, while it had weighed on the GDP growth rate during the six preceding quarters. In 2001, inventory liquidations had reduced GDP growth by 1.2 percentage points. So now the opposite effect can be expected, with restocking bolstering economic growth during several quarters as from 2002. Contrary to the forecasts by the double dippers there is no reason to fear that the U.S. economy might slide back into recession after the completion of these inventory adjustments. Production for restocking purposes generates income, which in turn will create additional potential for final domestic demand. When looking at post-World War II developments, a renewed GDP contraction resulting from a lack in final demand materialized only ever once, i.e. during the 1973-75 recession. Given that the total number of complete recessions during this period came to nine, the double dip scenario is an exception rather than the rule.

- There will be a sharp increase in public spending as the U.S. government plans to significantly raise defense expenditures.

- The reduction of personal income tax, a prolongation of the entitlement to unemployment benefits, higher tax refunds, low interest rates on consumer loans, falling energy prices and rising home prices provide a powerful stimulus to private consumption. These factors have assisted in moving consumer spending up by an annualized rate of 3.3% in the first quarter of 2002, even though auto sales saw a decline. Over the coming quarters, private consumption will be bolstered by an increase in the total volume of wage payments. Higher employment levels will more than compensate the decelerating growth rate of wages per hour. Another argument in favor of robust consumer spending is the fact that real estate markets continue to prosper thanks to low mortgage loan rates. This, in turn, is set to stimulate demand for housing-related items.

- Exports will benefit from brightening global economic prospects and the weaker U.S. dollar.

- Corporate investment, which has often been considered as the problem child of the U.S. upturn, is set to regain momentum in the coming quarters. First of all, investment in information technology soared by an annualized rate of 8.6% as early as in the first quarter of this year. The overall decline in private fixed investment was mostly due to sluggish investment in structures -a segment which tends to lag behind the economic cycle. Secondly, in view of the short depreciation periods, the double-digit increase in investment in equipment and software in 1998 and 1999 gives reason to expect that the equipment bought at that time will be replaced in the course of this and the next year. Furthermore, in the wake of the slump in investment activity in 2001, the share of investment in equipment and software in the overall GDP has been on the decline and currently stands at the level of year-end 1998. It can thus be assumed that most of the investment bubble has vanished by now. Thirdly, the positive development of corporate profits, which we regard by far as the most important determinant for investment-decisions, will even further fuel investment activity. NIPA profits after tax exceeded the previous year's level by as much as 11% in the first quarter of this year. Thanks to the impressive increase in labor productivity during the last two quarters and a less pronounced increase in wages per hour, U.S. companies succeeded in bringing down unit labor costs [7]. This leads to a widening of profit margins even in an environment that is characterized by price stability. Unit labor costs are set to drop even further, given that the acceleration in productivity, partially cyclical, will continue in the coming quarters, and that the dismal labor market situation in 2001 will have retarding effects on this year's wage development. As a result profit margins will widen even further. Combined with the cyclical move-up in sales this development will translate into soaring corporate profits.

Taking all these factors into account, we expect the U.S. economy to grow by 2.9% in 2002 and 3.9% in 2003.

Development of Consumer Prices

Inflation risks are not in sight

Due to falling energy prices the year-on-year growth rate of the consumer price index fell from 3.7% at the beginning of the year to a low of 1.1% in February 2002. In May, inflation stood at 1.2%. Core inflation hovered around 2.6% in the period under review and came to 2.5% in May.

We forecast that the year-on-year change rate of the consumer price index will exceed the 2% mark due to base effects in the final quarter of this year. However, inflation is again expected to fall below this mark in 2003. Historical developments corroborate this forecast: after World War II inflation has always decelerated after a recession (except from the 1949 contraction). The economic reason for this phenomenon is the fact that during an economic upturn, labor productivity gains momentum for cyclical reasons, which, in turn, brings down unit labor costs. We do not see any reason why the current inflation development should deviate from this historical pattern, given the substantial under-utilization of capacities in the industrial sector and the economy as a whole, and the fact that unit labor costs were on the decline for the second quarter in succession. According to economic surveys by several research institutes in the United States, U.S. companies have been reporting higher input costs for several months. However, from our point of view, these price increase at the early stages of the production chain point to an economic recovery rather than to inflation risks. In 1994 a much sharper increase in prices at the early stages of the production chain did not

result in any significant upward pressures on consumer prices. In its most recent Beige Book, the Federal Reserve comes to a similar conclusion: "New York and Dallas reported that manufacturers generally were not able to pass along higher input costs." [8]

Key Interest Rates

No interest rate hikes before November 2002

After its latest meeting on June 26, 2002 the Federal Reserve Open Market Committee (FOMC) announced that it considered the risks to achieving its long-term objectives, i.e. sustainable economic growth and price stability, as being balanced. Against the background of the ailing U.S. stock markets, which mirror the wide spread uncertainty, the FOMC is expected to maintain its neutral stance at its forthcoming meeting in August 2002, despite the clear signs of an economic upturn. The fact that there are no inflation risks at the consumer price level makes the decision to postpone the return to a tighter monetary policy all the easier. We expect that the Fed will allude to forthcoming interest rate hikes after the September FOMC meeting by indicating its "bias to tighten". These interest rate hikes will then be effected in November 2002. The main argument for raising key interest rates in autumn 2002 is the fact that, at a federal funds target rate of no more than 1.75%, U.S. monetary policy is extremely accommodative. In real terms, key interest rates stand between +0.75% and -0.75%, depending on the parameters applied in the calculation. The current level of real interest rates thus provides a powerful monetary stimulus to the U.S. economy whose potential growth comes to around 3.5% per year according to our estimates. Furthermore, the ISM Manufacturing and Non-Manufacturing Indices, to which the Federal Reserve attaches particular importance, showed that the U.S. economy turned onto a clearly expansionary path in May. Nevertheless, according to the minutes of the March FOMC meeting, the Federal Reserve has, in view of the current economic situation, decided to continue to keep a close eye on corporate investment: "Once the ongoing inventory correction was completed, however, it was not clear to what extent final demand in key sectors of the economy, notably business capital investment, would provide support for further economic growth." [9] However, as we expect a rebound in investment activity - and this can already be seen from the development of orders for capital goods (without defense) - the concerns of the FOMC with regard to corporate investment are set to dwindle in the coming months.

Despite our positive growth scenario, we do not expect the output gap to be closed before year-end 2003. As a result, immediate inflation risks are not in sight, which enables the Federal Reserve to implement interest rate hikes in small steps. Against this background, we forecast that the federal funds target rate will attain 2.25% at year-end 2002 and 4.25% at year-end 2003. Despite this forecasted massive monetary tightening, the Federal Reserve is still set to pursue a slightly expansionary monetary policy at year-end 2003.

Bond Market Trends

Sustainable economic recovery - yields will hit 6.0% in spring 2003

The flood of positive economic news at first, not surprisingly, fuelled the development of long-term government bond yields. Yields for 10-year U.S. Treasury notes increased from 4.1% at the beginning of November 2001 to more than 5.4% in the second half of March 2002. Since then, however, yields have been on the decline. At the end of June 2002, effective yields for 10-year government bonds dropped below 4.8%. The U.S. bond markets benefited from the persistent Wall Street malaise and economic

crises in a number of emerging market countries. The sentiment amongst stock market participants was hurt by a number of factors. First of all, as a result of the Enron and WorldCom disasters, investors have become increasingly concerned about the reliability of the accounting and reporting practices of U.S. companies. Secondly, the objectivity of analysts was under fire after it has been revealed that an important U.S. investment bank had issued certain buy recommendations to serve its own interests. Thirdly, in view of the geopolitical tensions there is a threat of military action, which could result in soaring crude oil prices. And finally, a number of capital market players still seem to be concerned that the economy will return onto a downward path - or even slide back into recession - once the stimulus from inventory restocking has tapered off.

However, the uncertainty which currently dominates the markets and which is partly mirrored in the sharp increase in gold prices, is set to dwindle once the forecasted economic recovery continues to gain ground. With an interest rate hike by the Federal Reserve, which we expect for November 2002, the economic upturn will be "officially acknowledged". As a result, the trailing price/earnings ratios of U.S. stocks will be brought back to a more reasonable level as soon as the companies that are listed in the S&P 500 Index report the double-digit increase in corporate profits per share, as forecasted by us. Furthermore, during the past 10 years, the annual growth rate of earnings per share on average exceeded the corresponding growth rate of corporate profits after tax in the national income and product accounts by less than one percentage point. This shows that the alleged misrepresentation of the earnings situation of U.S. companies who report their results in accordance with US-GAAP cannot be too significant. We therefore expect that the forecasted recovery of the U.S. stock markets will result in the restructuring of portfolios to the disadvantage of bonds. This development will be pushed by the current real yield for 10-year government bonds, which, at 2.5% [10], is extremely low in a scenario of an economic upturn. In addition to this there is the possibility that worries over inflation, albeit unjustified, might once more grip the markets during the continuing economic upturn. However, unlike in 1994, the upward movement in prices at the early stages of the production chain, as evidenced by several economic surveys, has not yet triggered inflation fears on the capital markets. We therefore expect 10-year U.S. Treasuries to yield 6.0% in spring 2003.

Essen, June 28, 2002
Dirk Chlench, Tel: +49 201 8135-442

1. See: Dirk Chlench, "Don't bet on a double dip in the United States", January/February 2002, http://www.essenhyp.com/investors/heads.cfat.html
2. See: Kevin L. Kliesen and Daniel L. Thornton, "Does a mild recession imply a weak recovery?", April 2002, National Economic Trends, Federal Reserve Bank of St. Louis
3. See: Kevin L. Kliesen, "Full Steam Ahead?", April 2002, The Regional Economist, p. 19, Federal Reserve Bank of St. Louis
4. See: Bruce Steinberg, "Forecast Addendum", 31 May 2002, Merrill Lynch
5. See: Federal Reserve Bulletin, "The U.S. Flow of Funds Accounts and their Uses", July 2001, p. 434f.
6. See: OECD Outlook, Volume 2001/2, No. 70, December, p. 261
7. See VI. Current Developments
8. See: The Beige Book, Summary, June 2002, http://www.federalreserve.gov/FOMC/BeigeBook/2002/20020612/Default.htm
9. See: http://www.federalreserve.gov/fomc/MINUTES/20020319.HTM
10. deflated by the year-on-year change rate of the consumer price index less energy and food

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for the Euro Area 2002/2003

Economic Growth

The economic upturn will lose momentum as early as in 2003

Having overcome the economic slowdown in the final quarter of 2001, economic activity in the euro area started to regain momentum in the first quarter of this year. According to the advance estimate by Eurostat, quarter-on-quarter GDP growth came to 0.2%, which corresponds to a year-on-year growth rate of 0.1%. However, this return onto a growth path exclusively rests on the positive development of net exports. While net exports accounted for 0.7 percentage points of the quarter-on-quarter GDP growth, domestic demand weighed on GDP growth by -0.5 percentage points during the same period.

The results of an economic survey carried out by the European Commission in May, as well as those of the Reuters survey, give reason to assume that GDP growth slightly accelerated in the second quarter of this year. We expect economic recovery to pick up speed in the second half of this year for several reasons:

- During the past year the ECB lowered its minimum bid rate by 1.5% to 3.25%. As monetary policy instruments only become effective with a certain time lag, the full impact of this monetary ease has yet to materialize.
- The wage agreements concluded in certain member states will lead to an accelerated increase in the total volume of wages and salaries in 2002 and 2003.
- The retarding effects of the various exogenous price shocks seen in winter are gradually leveling off.
- In Germany, the third stage of the income tax reform will come into effect in 2003. This will result in lower income tax payments. Furthermore, the newly elected French government has announced the implementation of tax cuts before the end of this year.
- The brightening of the global economic situation is set to bolster export activities. Initially this will more than counterbalance the negative effects of the euro appreciation.

However, as early as in 2003, the economic upturn in the euro area will clearly lose momentum. First of all, the euro appreciation - according to our internal calculations the euro's weighted external value compared to the currencies of the euro area's most important trading partners, i.e. the United States, Japan and the United Kingdom, increased by 10% year-on-year in June 2002 - is set to weigh on net exports. Secondly, Germany and France will be bound to adopt a restrictive fiscal policy in 2003 in order to keep their promise to the European Commission, which is to present an almost balanced national budget in 2004. Germany is already rumored to plan VAT increases of at least two percentage points in 2003. Based on simplistic assumptions, the contractionary effect of a VAT increase by one percentage point equals somewhat

more than 0.4% of the German GDP. Thirdly, the ECB interest rate hikes expected by us for the coming months are set to dampen the expansionary stimulus of the ECB's monetary policy.

Taking these aspects into account, we expect the euro area's GDP to grow by 1.0% in 2002. Despite a considerable statistical overhang, GDP growth will come to not more than 2.5% in 2003.

Development of Consumer Prices

ECB will miss inflation target for the fourth year in succession

At 2.0% in May 2002, the annual inflation rate for the euro area came down to the upper limit of the ECB's inflation target. This development, above all, resulted from base effects, given that inflation had reached a 3.3% peak in the same period of the previous year on account of soaring food and energy prices. Since the beginning of this year the year-on-year growth rate of the Harmonised Index of Consumer Prices (HICP) less energy, food, alcohol and tobacco has ranged between 2.4% and 2.6%.

On average, we expect inflation rates not to go below the 2% mark in both this and the next year. First of all the ECB's main concern as to that the past pick-up in inflation, which was driven by exogenous factors, will not taper off, but instead result in increasing inflation expectations, actually seems to materialize. The high wage agreements concluded in Germany in the past weeks can, above all, be explained by the fact that the wage increases agreed in the two preceding years had stayed below the respective inflation rates. In addition to this, the introduction of the euro notes and coins, which went hand in hand with price hikes in the service sector, triggered a substantial increase in the so-called the "perceived" inflation felt by German consumers. As German wage agreements tend to have a signal function, wage increases are expected to accelerate in other member states, too. In the final quarter of 2001, the year-on-year increase in wage payments per worker was already as high as 2.9%. Given that - in contrast to the tremendous development in the United States - the rise in labor productivity nearly came to a standstill in the euro area, the year-on-year growth rate of unit labor costs rocketed by 3.4% in the final quarter of 2001. According to estimates of the German Institute for Economic Research (DIW), the year-on-year growth rate of unit labor costs came to 3.7% in the first quarter of this year. Even though a cyclical acceleration in labor productivity is set to somewhat mitigate wage pressures in the coming quarters, this will not be sufficient to counterbalance the upwards movement. Secondly, the price-lowering effects resulting from the deregulation in the telecommunication and energy sectors are gradually leveling off. In May 2002, prices in the communications sector were just 0.9% lower than in the previous year. Thirdly, the question remains as to whether the frequently mentioned excess capacities in the euro area economy actually exist. Firstly, our approach, which is based upon a time series analysis, reveals that despite the past year's economic cooldown, the actual GDP still exceeded its potential level by 0.5% in the first quarter of this year. Secondly, capacity utilization in the manufacturing sector, which is calculated by the European Commission on the basis of surveys, came to 80.1% in April 2002, i.e. just one percentage point below its long-term average. Against the background of the forecasted recovery of industrial production in the course of this year, goods on stock in the manufacturing sector will soon be used up. Finally, the savings that come from the early stages of the production chain are tapering off, despite the euro appreciation, as raw material prices start to pick up. The producer price index has seen month-on-month increases since the beginning of this year.

Key Interest Rates

Interest rates hikes after the summer break

During its press conference on June 6, 2002, as well as in the editorial of its June 2002 Monthly Bulletin the ECB chose a wording that seems to indicate an interest rate hike for the near future: "Notwithstanding the recent decline in inflation, it was felt that the outlook for price stability in the medium term remained less satisfactory than a few months ago." [1] There are four reasons in favor of such an interest rate hike. Firstly, the ECB makes clear that it is not satisfied with the development of core inflation rates: "Moreover, in the first month of this year HICP inflation excluding the more volatile energy and unprocessed food components has been persistently high, reflecting in particular the developments in services prices." [2] The most recent 2.6% increase of the core inflation rate - the highest year-on-year growth rate for six years - is likely to have strengthened the ECB's bias to hike interest rates even further. Secondly, the 1.9% consensus forecast for inflation in 2003, and the implied inflation premium calculated from French inflation-indexed government bonds, reveal that there is a slight upward trend in inflation expectations in the euro area. The ECB states in its Monthly Bulletin: "(...) the movements in break-even inflation may also suggest that both long-term inflation expectations and inflation uncertainty have increased in the euro area in recent months." [3] Thus, the ECB's repeatedly stressed concerns that the past price increases triggered by various exogenous price shocks might turn into persistent inflation seem to be coming true. Thirdly, the ECB's Governing Council disapproves of the fact that the bigger member states are rather unwilling to balance their national budgets. Fourthly, M3 growth remains at a high level, even though it seems to be declining slightly. Between March and May 2002 the three-month average of the annual M3 growth rate came to 7.5%. As late as in its April Monthly Bulletin the ECB pointed to the fact that a maintenance of these high M3 growth rates could give reason for concern once the economy returns onto an expansionary path. Furthermore, in view of the fact that the growth rate with regard to the granting of loans to the private sector seems to have stabilized, the ECB's past argumentation inevitably demands a tighter monetary policy as the only logical step.

Bond Market Trends

Yield increases will remain moderate due to restrained economic development

During the first quarter of this year, the global economic recovery has led to substantial yield increases on the euro area bond markets. The yields of 10-year German government bonds (Bunds) increased from 4.95% at the beginning of the year to just below 5.3% in March. However, the uncertainty in global politics, combined with doubts as to the sustainability of the worldwide economic recovery, led to "save haven" buyings. Given that these doubts were, above all, mirrored in the developments in the United States, euro area government bonds saw a yield advantage over their U.S. counterparts. In the second half of June, 10-year Bunds bond yields again fell below the 5% mark.

With the forecasted yield increases on the other side of the Atlantic, yield trends on the European bond markets are clear. Furthermore, the expected ECB interest rate hikes are set to weigh on the domestic bond markets. The current yield disadvantage of U.S. Treasuries compared to their European counterparts will transform into a yield advantage in the course of the forecast period. Our spread forecast is based on the fact that regression equations for long-term government yields in the euro area usually show a regression coefficient for U.S. capital market rates which is below 1. Thus, widening spreads are the "mathematical" result of bond yield increases in the United States. When looking at the economic factors, arguments in favor of the forecasted spread widening can be found in the fact that the U.S. economy is expected to grow

faster than that of the euro area. However, as inflation prospects in the U.S. are more favorable than in the euro area, a certain downward adjustment to the projected yield spreads needs to be made.

As a result, 10-year Bund yields will increase to 5.6% in the second quarter of 2003, while Pfandbriefe with the same maturity are set to yield 5.9%.

Essen, June 28, 2002
Dirk Chlench, Tel: +49 201 8135-442

1. See ECB Monthly Bulletin, June 2002, p. 5
2. See idem, p. 5f.
3. See idem, p. 26f.

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for Japan 2002/2003

Economic Growth

On the coat-tails of the U.S. economy

Even in Japan, which is beleaguered by recession, the light at the end of the tunnel seems to be in sight. The data that has been published since the beginning of the year indicates that the Japanese economy has bottomed out.

- According to the advance estimate by the Japanese government, the Japanese GDP grew at an annualized rate of 5.7% in the first quarter of this year.
- Industrial production rose by 2.5% in the first quarter of this year, compared to declines of 12.9% and 16.4% respectively in the two preceding quarters. If the estimate by the Japanese Ministry of Economy, Trade and Industry (METI), which is based upon several surveys in May and June, turns out to be true, industrial production will grow by an annualized rate of nearly 19% in the second quarter of this year.
- The carefully observed leading indicator of the Economic and Social Research Institute has clearly exceeded 50 index points, i.e. the threshold to expansion, since the beginning of this year.

However, these facts should not lead to exaggerated optimism with regard to the economic development. First of all, the quarter-on-quarter change rates of the Japanese GDP are extremely volatile, so that a positive growth figure for one quarter does not necessarily indicate a sustainable growth trend. Secondly, the past has shown that the advance GDP estimates often had to be revised considerably. In addition to this, the development of the Japanese economy in the past years, like that of Germany, was above all driven by the cyclical ups and downs of export activity, as domestic demand, and that of private consumers in particular, was rather sluggish. Soaring exports contributed nearly 50% to the tremendous GDP growth seen in the first quarter of this year. However, in the recent past, growth stimuli from net exports have not been sufficient to trigger a self-supporting economic upturn in Japan. The developments in 2000 are the most recent example in this context. Despite a double-digit growth in net exports, the Land of the Rising Sun saw a stagnation in consumer demand. This year net exports will once again be the main buttress of the Japanese economy - despite the recent appreciation of the yen against the U.S. dollar. In April 2002, the yen's trade weighted external value still stayed below the previous year's level by 5%. In addition to this, the Japanese economy particularly benefits from the forecasted sustainable economic upturn in the United States, as exports to the U.S. account for around 30% of Japan's total export activities. Benign export prospects will have a stabilizing impact on corporate investment, which, in the first quarter of this year, once again saw a decline compared to the previous quarter. The fact that inventory corrections are set to level off will further boost economic activity. In April 2002, the ratio between stock holdings and goods delivered hit its lowest level since November 2000.

The brightening of the economic situation, which is mainly driven by net exports, also seems to have a stabilizing impact on the labor market. The ratio between jobs on

offer and applicants has started to improve. However, companies continue to reduce staff levels. Thus, it will take some time until Japan will enjoy an economic upturn that rests on several pillars. Lower bonus payments as a result of plunging corporate profits in 2001 continue to weigh on private consumption. The Japanese economy will thus not turn onto a path of moderate economic growth before the beginning of next year.

Development of Consumer Prices

Decline in consumer prices

The Japanese economy continues to suffer from deflation. The consumer price index for Greater Tokyo has stayed below its previous year's level by around one per cent since the year 2000. Consumers have in the meantime become accustomed to expect falling prices. Declining prices at the early stages of the production chain, an under-utilization of capacities and ailing consumer demand suggest that the deflationary environment in Japan is set to persist in the for the mid-term.

Key Interest Rates

The BoJ pumps liquidity into the banking system

At its meeting in December 2001, the Bank of Japan (BoJ) decided to raise the outstanding balance of current accounts held with the BoJ to a range between 10 to 15 trillion yen. Furthermore, the BoJ has repeatedly announced that it is prepared to provide even more liquidity than ensured by this corridor if capital market distortions occur. In April 2002, commercial bank deposits with the central bank totaled nearly 20 trillion yen. As a result of this expansionary monetary policy the year-on-year growth rate of the monetary base hit the record level of 36.3%. However, in view of the still battered banking system this aggressive loosening of monetary policy has not had any major impact on the broader money supply aggregates. The broader money supply aggregate M2 + CD grew by no more than 3.5%. As a result, the money supply multiplier continued to fall. The reasons for this are well known: first of all there is the reluctance of Japanese banks to grant new loans, especially to smaller companies with rather low capital resources. Furthermore, the companies' demand for new loans is weak, given the already high portion of external funding and dwindling investment activities. As a result, the BoJ's objective to stop the downward trend in consumer prices by pumping up the volume remains out of sight. The consumer price index less fresh food, which the BoJ uses as a benchmark to analyze the development of consumer prices, stayed below its previous year's level by nearly one percent in April 2002. Consequently, the Bank of Japan will keep up its efforts to fight deflation by providing ample liquidity.

Bond Market Trends

Unspectacular yield development

The volatile developments on the stock markets in the U.S. and the euro area in the first half of this year had little impact on the Japanese bond markets. Even the fact that the credit quality of Japanese government bonds (denominated in yen) was downgraded to A2 by the rating agency Moody's in May did not affect the markets. 10-year government bond yields hovered around the 1.4% mark. In February 2002, the BoJ decided to increase the total volume of government bonds purchased each month to one trillion yen - a decision which buttresses the Japanese bond markets. Even though the moderate economic recovery will put some upward pressure on yields

during the forecast period, yield increases are set to remain within a small range due to persistent deflation. As a result, the effective yield of 10-year government bonds will come to 1.6% at year-end 2003.

Essen, June 28, 2002
Dirk Chlench, Tel: +49 201 8135-442

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

II. Graphs and Tables

GDP Forecast for the G3 Currency Areas

- Tabular Presentation (PDF)
- Graph: United States, Japan, Euro Area (PDF)
- Graph: G3 (PDF)

Industrial Production Forecast for the G3 Currency Areas

- Tabular Presentation (PDF)
- Graph: United States, Japan, Euro Area (PDF)
- Graph: G3 (PDF)

Consumer Prices Forecast for the G3 Currency Areas

- Tabular Presentation (PDF)
- Graph: United States, Japan, Euro Area (PDF)
- Graph: G3 (PDF)

3-Month Money Market Rates Forecast for the G3 Currency Areas

- Tabular Presentation (PDF)
- Graph: United States, Japan, Euro Area (PDF)
- Graph: G3 (PDF)

10-Year Government Bond Yields Forecast for the G3 Currency Areas

- Tabular Presentation (PDF)
- Graph: Germany - Bunds versus Pfandbriefe (PDF)
- Graph: United States, Japan, Euro Area (PDF)
- Graph: G3 (PDF)

Gross Domestic Product G 3

HYPOTHEKENBANK IN ESSEN AG

Date of forecast: June 28, 2002

Country	United States			Japan			Euro area			EU 3*			G 3**			Germany		
Quarters	real(96) s.a. in US-$ bn	% change q-o-q	% change y-o-y	real(95) s.a. in ¥ bn	% change q-o-q	% change y-o-y	real(90) s.a. in ECU/Euro bn	% change q-o-q	% change y-o-y	Index 95=100 s.a.	% change q-o-q	% change y-o-y	Index 95=100 s.a.	% change q-o-q	% change y-o-y	real(95) s.a. in Euro bn	% change q-o-q	% change y-o-y
Q1 1998	8.396,3	1,5	4,7	520.273	-1,1	-2,2	1.432,0	0,8	3,6	104,7	0,8	3,3	108,0	0,7	2,8	470,0	1,0	3,0
Q2 1998	8.442,9	0,6	3,8	517.876	-0,5	0,5	1.438,3	0,4	3,0	104,9	0,2	2,3	108,4	0,4	2,8	467,8	-0,5	1,7
Q3 1998	8.528,5	1,0	3,8	518.241	0,1	-1,1	1.446,0	0,5	2,9	105,3	0,4	2,2	109,1	0,6	2,4	468,7	0,2	1,6
Q4 1998	8.667,9	1,6	4,8	519.087	0,2	-1,3	1.449,1	0,2	2,0	105,3	0,0	1,3	110,0	0,8	2,5	468,1	-0,1	0,6
Q1 1999	8.733,5	0,8	4,0	513.896	-1,0	-1,2	1.460,9	0,8	2,0	106,1	0,8	1,3	110,4	0,4	2,2	473,4	1,1	0,7
Q2 1999	8.771,2	0,4	3,9	524.456	2,1	1,3	1.470,2	0,6	2,2	106,5	0,4	1,5	111,4	0,9	2,8	472,4	-0,2	1,0
Q3 1999	8.871,5	1,1	4,0	528.942	0,9	2,1	1.487,7	1,2	2,9	107,7	1,1	2,3	112,6	1,1	3,2	478,3	1,3	2,1
Q4 1999	9.049,9	2,0	4,4	522.116	-1,3	0,6	1.503,0	1,0	3,7	108,8	1,0	3,3	113,7	1,0	3,4	482,3	0,8	3,0
Q1 2000	9.102,5	0,6	4,2	532.533	2,0	3,6	1.516,7	0,9	3,8	109,9	1,0	3,6	114,8	1,0	4,0	487,2	1,0	2,9
Q2 2000	9.229,4	1,4	5,2	536.625	0,8	2,3	1.530,0	0,9	4,1	110,8	0,8	4,0	116,1	1,1	4,2	493,0	1,2	4,4
Q3 2000	9.260,1	0,3	4,4	532.753	-0,7	0,7	1.536,4	0,4	3,3	111,2	0,4	3,2	116,2	0,1	3,2	493,5	0,1	3,2
Q4 2000	9.303,9	0,5	2,8	534.276	0,3	2,3	1.546,9	0,7	2,9	112,0	0,7	2,9	116,8	0,5	2,7	494,3	0,2	2,5
Q1 2001	9.334,5	0,3	2,5	539.724	1,0	1,4	1.554,8	0,5	2,5	112,5	0,4	2,4	117,4	0,5	2,3	496,2	0,4	1,8
Q2 2001	9.341,7	0,1	1,2	533.042	-1,2	-0,7	1.555,2	0,0	1,6	112,5	0,0	1,5	117,2	-0,2	0,9	496,4	0,0	0,7
Q3 2001	9.310,4	-0,3	0,5	530.049	-0,6	-0,5	1.556,8	0,1	1,3	112,6	0,1	1,3	116,9	-0,3	0,6	495,6	-0,2	0,4
Q4 2001	9.348,6	0,4	0,5	523.500	-1,2	-2,0	1.552,2	-0,3	0,3	112,3	-0,3	0,3	116,7	-0,2	-0,1	494,3	-0,3	0,0
Q1 2002	9.488,6	1,5	1,7	530.827	1,4	-1,6	1.555,6	0,2	0,1	112,5	0,2	0,0	117,9	1,0	0,4	495,2	0,2	-0,2
Q2 2002	9.547,1	0,6	2,2	529.179	-0,3	-0,7	1.563,6	0,5	0,5				118,4	0,4	1,0	497,7	0,5	0,3
Q3 2002	[illegible]	1,0	3,6	530.078	0,2	0,0	[illegible]	0,7	1,1				119,3	0,8	2,1	502,3	0,9	1,4
Q4 2002	9.755,5	1,2	4,4	532.027	0,4	1,6	[illegible]	0,9	2,4				120,4	0,9	3,2	507,5	1,0	2,7
Q1 2003	9.850,8	1,0	3,8	534.102	0,4	0,6	[illegible]	0,8	3,0				121,8	0,7	2,9	510,6	0,6	3,1
Q2 2003	9.941,6	0,9	4,1	535.687	0,3	1,2	[illegible]	0,4	2,9				122,1	0,7	3,1	512,7	0,4	3,0
Q3 2003	10.030,8	0,9	4,0	536.446	0,1	1,2	[illegible]	0,4	2,6				122,8	0,6	2,9	514,4	0,3	2,4
Q4 2003	10.119,1	0,9	3,7	537.673	0,2	1,1	[illegible]	0,4	2,1				123,6	0,7	2,7	516,0	0,3	1,7

* EU 3 comprises Germany (45.4%), France (30.1%) and Italy (24.5%) and is calculated on the basis of national data.
** G 3 comprises United States (43.7%), Japan (22.5%) and Euro area (33.8%).

	United States			Japan			Euro area			EU 3*			G 3**			Germany		
1997	8.159,4		4,4	524.346		1,8	5.604,5		2,3	102,7		1,7	106,1		3,2	1.843,4		1,5
1998	8.508,9		4,3	518.869		-1,0	5.765,4		2,9	105,1		2,3	108,9		2,6	1.874,6		1,7
1999	8.856,5		4,1	522.353		0,7	5.921,9		2,7	107,3		2,1	112,0		2,8	1.906,4		1,7
2000	9.224,0		4,1	534.047		2,2	6.130,0		3,5	111,0		3,4	116,0		3,6	1.968,0		3,2
2001	9.333,8		1,2	531.579		-0,5	6.219,0		1,5	112,5		1,4	117,1		0,9	1.982,6		0,7
2002 (f)	9.608,6		2,9	530.526		-0,2	6.282,7		1,0				119,0		1,6	2.002,7		1,0
2003 (f)	9.985,5		3,9	535.976		1,0	6.448,1		2,6				122,5		2,9	2.053,6		2,5


United States, Japan and Euro area
Gross Domestic Product
(percent change from the same quarter in the previous year)
HYPOTHEKENBANK IN ESSEN AG
%
10
8
6
4
2
0
-2
-4
-6
USA : 4.4% 4th Q 2002; 3.7% 4th Q 2003
Japan : 1.6% 4th Q 2002; 1.1% 4th Q 2003
Euro area : 2.4% 4th Q 2002; 2.1% 4th Q 2003
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
United States
Japan
Euro area*

* Percent changes before 1st Q 1992 refer to a self-calculated index for EU 3 GDP.
Sources: DRI-WEFA and own calculations

G 3
Gross Domestic Product
(percent change from the same quarter in the previous year)



HYPOTHEKENBANK IN ESSEN AG
%
6
5
4
3
2
1
0
-1
G 3 : 3.2% 4th Q 2002; 2.7% 4th Q 2003
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002

G 3 GDP before 1st Q 1991 calculated with EU 3 GDP values.
Sources: DRI-WEFA and own calculations

Industrial Production G 3

Date of forecast: June 28, 2002

HYPOTHEKENBANK IN ESSEN AG

Country	United States			Japan			Euro area			EU 3*			G 3**			Germany		
Month	Index	% change		Index	% change		Index	% change		Index	% change		Index	% change		Index	% change	
	92=100 (s.a.)	m-o-m	y-o-y	95=100 (s.a.)	m-o-m	y-o-y	95=100 (s.a.)	m-o-m	y-o-y	95=100 (s.a.)	m-o-m	y-o-y	95=100 (s.a.)	m-o-m	y-o-y	95=100 (s.a.)	m-o-m	y-o-y
Jan'01	143,9	-0,8	0,5	102,6	-4,6	0,8	119,2	-1,6	5,0	114,6	-0,5	4,3	118,4	-1,8	2,1	116,0	0,2	5,7
Feb	143,5	-0,3	-0,4	104,1	1,5	2,2	120,0	0,7	4,7	114,9	0,3	3,2	118,8	0,3	1,8	116,9	0,8	4,8
Mar	142,9	-0,4	-1,3	101,7	-2,3	-1,5	119,5	-0,4	3,5	114,0	-0,8	2,2	117,9	-0,8	0,3	114,4	-2,1	2,6
Apr	142,0	-0,6	-2,5	100,2	-1,5	-3,6	118,2	-1,0	0,8	112,7	-1,1	0,4	116,8	-0,9	-1,6	113,2	-1,0	0,3
May	141,6	-0,3	-3,4	98,8	-1,4	-4,7	117,8	-0,4	0,0	113,0	0,3	-0,3	116,1	-0,6	-2,5	113,6	0,4	-0,4
Jun	140,3	-0,9	-4,7	97,8	-1,0	-7,3	118,8	0,9	1,8	113,2	0,2	1,2	115,8	-0,3	-3,0	113,7	0,1	1,8
Jul	140,4	0,1	-4,2	95,6	-2,2	-8,9	117,0	-1,5	-1,2	112,6	-0,5	-0,8	114,7	-0,9	-4,1	112,3	-1,2	-2,3
Aug	140,0	-0,3	-4,6	95,2	-0,4	-11,9	118,7	1,4	0,9	113,6	0,9	-0,1	115,0	0,3	-4,2	114,2	1,7	-0,5
Sep	138,5	-1,1	-5,7	93,0	-2,3	-11,1	118,0	-0,6	-0,5	112,4	-1,1	-1,1	113,7	-1,1	-5,0	112,6	-1,4	-1,8
Oct	137,7	-0,6	-5,9	92,7	-0,3	-12,7	116,2	-1,5	-2,4	111,4	-0,9	-2,0	112,7	-0,9	-6,1	111,3	-1,2	-2,8
Nov	137,2	-0,3	-5,9	90,4	-2,5	-14,6	115,5	-0,6	-4,0	110,3	-1,0	-3,7	111,8	-0,8	-7,0	110,3	-0,9	-3,9
Dec	136,7	-0,4	-5,8	91,1	0,8	-15,3	115,6	0,1	-4,6	110,5	0,2	-4,1	111,8	0,0	-7,3	110,4	0,1	-4,7
Jan'02	137,6	0,6	-4,4	91,0	-0,1	-11,3	116,0	0,3	-2,7	110,7	0,2	-3,4	112,2	0,4	-5,2	110,4	0,0	-4,8
Feb	138,1	0,4	-3,8	92,1	1,2	-11,5	116,0	0,0	-3,3	111,2	0,5	-3,2	112,7	0,4	-5,1	111,0	0,5	-5,0
Mar	138,7	0,4	-2,9	92,8	0,8	-8,8	116,7	0,6	-2,4	111,0	-0,2	-2,6	113,3	0,5	-3,9	110,7	-0,3	-3,2
Apr	139,1	0,3	-2,0	93,0	0,2	-7,2	116,1	-0,5	-1,8	111,0	0,0	-1,5	113,3	0,0	-3,0	110,9	0,2	-2,0
May	139,3	0,2	-1,6	97,7	5,1	-1,1	116,6	0,4	-1,0				114,6	1,1	-1,3	111,0	0,1	-2,3
Jun	139,9	0,4	-0,3	97,4	-0,4	-0,5	116,9	0,3	-1,6				114,9	0,3	-0,8	111,3	0,3	-2,1
Jul	140,6	0,5	0,1	96,8	-0,6	1,3	117,4	0,4	0,3				115,2	0,3	0,4	112,1	0,7	-0,2
Aug	141,4	0,6	1,1	96,8	0,0	1,7	117,9	0,4	-0,7				115,7	0,4	0,6	112,7	0,5	-1,3
Sep	142,4	0,7	2,9	97,3	0,5	4,6	118,3	0,4	0,3				116,3	0,5	2,3	113,2	0,4	0,5
Oct	143,3	0,6	4,1	97,6	0,3	5,3	118,7	0,3	2,2				116,8	0,4	3,6	113,7	0,4	2,2
Nov	144,1	0,6	5,0	97,8	0,2	8,2	119,0	0,3	3,1				117,3	0,4	4,9	114,2	0,4	3,5
Dec	145,0	0,6	6,1	98,8	1,0	8,5	119,4	0,3	3,3				118,0	0,6	5,5	114,7	0,4	3,9
Jan'03	145,7	0,5	5,9	98,8	0,0	8,6	119,8	0,3	3,2				118,4	0,3	5,5	115,0	0,3	4,2
Feb	146,5	0,5	6,0	98,8	0,0	7,3	120,1	0,3	3,5				118,8	0,3	5,4	115,3	0,3	3,9
Mar	147,2	0,5	6,1	98,8	0,0	6,5	120,5	0,3	3,3				119,2	0,3	5,2	115,6	0,3	4,4
Apr	147,8	0,4	6,2	99,1	0,3	6,6	120,8	0,3	4,1				119,6	0,3	5,6	115,9	0,3	4,5
May	148,4	0,4	6,5	99,1	0,0	1,4	121,2	0,3	4,0				120,0	0,3	4,7	116,2	0,3	4,7
Jun	149,0	0,4	6,5	99,8	0,7	2,5	121,6	0,3	4,0				120,5	0,4	4,9	116,5	0,3	4,7
Jul	149,4	0,3	6,3	99,8	0,0	3,1	121,9	0,3	3,9				120,8	0,2	4,9	116,8	0,3	4,2
Aug	149,9	0,3	6,0	100,0	0,2	3,3	122,3	0,3	3,8				121,1	0,2	4,7	117,0	0,2	3,8
Sep	150,3	0,3	5,5	99,9	-0,1	2,7	122,7	0,3	3,7				121,4	0,2	4,4	117,2	0,2	3,5
Oct	150,8	0,3	5,2	100,2	0,3	2,7	122,9	0,2	3,6				121,7	0,2	4,2	117,4	0,2	3,3
Nov	151,2	0,3	4,9	100,4	0,2	2,7	123,2	0,2	3,5				122,0	0,2	4,0	117,6	0,2	3,0
Dec	151,7	0,3	4,6	100,6	0,2	1,8	123,4	0,2	3,4				122,3	0,2	3,6	117,8	0,2	2,7
1998	134,5		5,2	98,5		-7,3	109,3		4,3	106,7		3,4	110,5		2,1	106,2		3,4
1999	139,4		3,6	99,4		0,9	111,4		1,9	108,1		1,3	113,3		2,5	107,7		1,4
2000	145,7		4,5	104,8		5,4	117,5		5,5	112,9		4,4	119,0		5,0	113,4		5,3
2001	140,4		-3,6	96,9		-7,5	117,9		0,3	112,8		-0,1	115,3		-3,1	113,2		-0,2
2002 (f)	140,8		0,3	95,8		-1,1	117,4		-0,4				115,0		-0,3	112,2		-0,9
2003 (f)	149,0		5,8	99,6		4,0	121,7		3,7				120,5		4,8	116,5		3,8

* EU 3 comprises Germany (45.4%), France (30.1%) and Italy (24.5%) and is calculated on the basis of national data.

** G 3 comprises United States (43.7%), Japan (22.5%) and Euro area (33.8%).

United States, Japan and Euro area
Industrial Production
(percent change from the same month in the previous year)



%
15
12
9
6
3
0
-3
-6
-9
-12
-15
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
United States : 6.1% Dec 2002; 4.6% Dec 2003
Euro area : 3.3% Dec 2002; 3.4% Dec 2003
Japan : 8.5% Dec 2002; 1.8% Dec 2003
United States
Japan
Euro area*

HYPOTHEKENBANK IN ESSEN AG

* Percent changes before 1987 refer to a self-calculated index for EU 3 Industrial Production.
Sources: DRI-WEFA, Deutsche Bundesbank and own calculations


G 3
Industrial Production
(percent change from the same month in the previous year)
%
10
8
6
4
2
0
-2
-4
-6
-8
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
G 3: 5.5% Dec 2002; 3.6% Dec 2003
HYPOTHEKENBANK IN ESSEN AG

Sources: DRI-WEFA, Deutsche Bundesbank and own calculations

Consumer Prices G 3

Date of forecast: June 28, 2002

HYPOTHEKENBANK IN ESSEN AG

Country	United States			Japan			Euro area			EU 3*			G 3**			Germany		
Month	Index	% change		Index	% change		Index	% change		Index	% change		Index	% change		Index	% change	
	82/84=100 (s.a.)	m-o-m	y-o-y	95=100 (s.a.)	m-o-m	y-o-y	96=100	m-o-m	y-o-y	95=100	m-o-m	y-o-y	95=100	m-o-m	y-o-y	95=100	m-o-m	y-o-y
Jan'01	175,6	0,6	3,7	100,2	0,5	-0,3	107,2	-0,2	2,3	109,2	0,2	2,2	109,9	0,3	2,4	108,3	0,5	2,4
Feb	176,0	0,2	3,5	100,1	-0,1	-0,3	107,5	0,3	2,2	109,7	0,5	2,3	110,1	0,2	2,3	109,0	0,6	2,6
Mar	176,1	0,1	3,0	99,6	-0,5	-0,7	108,1	0,6	2,4	109,9	0,2	2,2	110,2	0,1	2,0	109,1	0,1	2,5
Apr	176,6	0,3	3,3	99,4	-0,2	-0,7	108,8	0,6	2,9	110,4	0,5	2,7	110,6	0,3	2,3	109,5	0,4	2,9
May	177,4	0,5	3,6	99,3	-0,1	-0,7	109,3	0,5	3,3	110,9	0,5	3,0	111,0	0,3	2,6	110,0	0,5	3,5
Jun	177,8	0,2	3,3	99,2	-0,1	-0,8	109,5	0,2	3,0	111,0	0,1	2,7	111,1	0,1	2,3	110,2	0,2	3,1
Jul	177,3	-0,3	2,7	99,4	0,2	-0,7	109,2	-0,3	2,6	111,0	0,0	2,5	110,9	-0,2	2,0	110,2	0,0	2,6
Aug	177,4	0,1	2,7	99,5	0,1	-0,7	109,1	-0,1	2,4	110,9	-0,1	2,4	110,9	0,0	1,9	110,0	-0,2	2,6
Sep	178,1	0,4	2,6	99,0	-0,5	-0,8	109,4	0,3	2,2	110,9	0,0	2,0	111,1	0,2	1,8	110,0	0,0	2,1
Oct	177,6	-0,3	2,1	98,7	-0,3	-0,7	109,5	0,1	2,3	110,9	0,0	2,0	111,0	-0,2	1,6	109,7	-0,3	2,0
Nov	177,5	-0,1	1,9	98,6	-0,1	-1,0	109,5	0,0	2,1	110,8	-0,1	1,7	110,9	0,0	1,4	109,5	-0,2	1,7
Dec	177,3	-0,1	1,5	98,5	-0,1	-1,2	109,6	0,1	2,0	110,9	0,1	1,7	110,9	0,0	1,2	109,6	0,1	1,7
Jan'02	177,6	0,2	1,1	98,7	0,2	-1,5	110,1	0,5	2,7	111,6	0,6	2,2	111,2	0,3	1,1	110,6	0,9	2,1
Feb	178,0	0,2	1,1	98,4	-0,3	-1,7	110,2	0,1	2,5	111,9	0,3	2,0	111,2	0,1	1,0	110,9	0,3	1,7
Mar	178,6	0,3	1,4	98,4	0,0	-1,2	110,8	0,5	2,5	112,2	0,3	2,1	111,6	0,3	1,3	111,1	0,2	1,8
Apr	179,5	0,5	1,6	98,3	-0,1	-1,1	111,4	0,5	2,4	112,4	0,2	1,8	112,1	0,4	1,3	111,2	0,1	1,6
May	179,5	0,0	1,2	98,4	0,1	-0,9	111,5	0,1	2,0	112,5	0,1	1,4	112,1	0,1	1,0	111,2	0,0	1,1
Jun	179,7	0,1	1,1	98,3	-0,1	-0,9	111,5	0,0	1,8				112,2	0,0	0,9	111,2	0,0	0,9
Jul	180,0	0,2	1,5	98,3	0,0	-1,1	111,4	-0,1	2,0				112,2	0,0	1,2	111,4	0,2	1,1
Aug	180,3	0,2	1,6	98,2	-0,1	-1,3	111,4	0,0	2,1				112,3	0,1	1,2	111,2	-0,2	1,1
Sep	180,6	0,2	1,4	98,2	0,0	-0,8	111,5	0,1	1,9				112,4	0,1	1,1	111,2	0,0	1,1
Oct	180,9	0,2	1,9	98,1	-0,1	-0,6	111,6	0,1	1,9				112,5	0,1	1,4	111,0	-0,2	1,2
Nov	181,1	0,1	2,0	98,1	0,0	-0,5	111,7	0,1	2,0				112,6	0,1	1,5	111,1	0,1	1,5
Dec	181,3	0,1	2,3	98,1	0,0	-0,4	111,9	0,2	2,1				112,7	0,1	1,7	111,3	0,2	1,6
Jan'03	181,5	0,1	2,2	98,0	-0,1	-0,7	112,0	0,1	1,7				112,8	0,1	1,5	111,6	0,3	0,9
Feb	181,7	0,1	2,1	98,0	0,0	-0,4	112,3	0,3	1,9				112,9	0,1	1,5	112,1	0,4	1,1
Mar	181,9	0,1	1,8	98,0	0,0	-0,4	112,8	0,4	1,8				113,2	0,2	1,4	112,3	0,2	1,1
Apr	182,1	0,1	1,4	97,9	-0,1	-0,4	113,2	0,4	1,6				113,3	0,2	1,1	112,5	0,2	1,2
May	182,3	0,1	1,6	97,9	0,0	-0,5	113,4	0,2	1,7				113,5	0,1	1,2	112,7	0,2	1,3
Jun	182,5	0,1	1,6	97,9	0,0	-0,4	113,6	0,2	1,9				113,6	0,1	1,3	113,0	0,3	1,6
Jul	182,8	0,2	1,6	97,8	-0,1	-0,5	113,6	0,0	2,0				113,7	0,1	1,3	113,4	0,4	1,8
Aug	183,1	0,2	1,6	97,8	0,0	-0,4	113,7	0,1	2,1				113,8	0,1	1,3	113,3	-0,1	1,9
Sep	183,4	0,2	1,6	97,8	0,0	-0,4	113,9	0,2	2,2				113,9	0,1	1,4	113,4	0,1	2,0
Oct	183,7	0,2	1,5	97,8	0,0	-0,3	114,1	0,2	2,2				114,1	0,1	1,4	113,3	-0,1	2,1
Nov	184,0	0,2	1,6	97,8	0,0	-0,3	114,3	0,2	2,3				114,2	0,1	1,5	113,4	0,1	2,1
Dec	184,3	0,2	1,7	97,9	0,1	-0,2	114,6	0,3	2,4				114,5	0,2	1,6	113,7	0,3	2,2

* EU 3 comprises Germany (45.4%), France (30.1%) and Italy (24.5%) and is calculated on the basis of national data.
** G 3 comprises United States (43.7%), Japan (22.5%) and Euro area (33.8%).

1996	156,9		3,0	98,9		-1,1	100,0		2,1	102,2		2,2	101,8		1,8	101,4		1,4
1997	160,5		2,3	100,5		1,6	101,6		1,6	103,9		1,7	103,7		1,9	103,3		1,9
1998	163,0		1,6	101,2		0,7	102,7		1,1	105,1		1,2	105,0		1,3	104,3		1,0
1999	166,6		2,2	100,9		-0,3	103,8		1,1	105,9		0,8	106,3		1,2	104,9		0,6
2000	172,2		3,4	100,0		-0,9	106,3		2,4	108,1		2,1	108,6		2,2	106,9		1,9
2001	177,1		2,8	99,3		-0,7	108,9		2,4	110,5		2,2	110,7		1,9	109,6		2,5
2002 (f)	179,8		1,5	98,3		-1,0	111,3		2,2				112,1		1,3	111,1		1,4
2003 (f)	182,8		1,7	97,9		-0,4	113,5		2,0				113,6		1,3	112,9		1,6

United States, Japan and Euro area

Consumer Prices

(percent change from the same month in the previous year)



%
14
12
10
8
6
4
2
0
-2
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
United States : 2.3% Dec 2002; 1.7% Dec 2003
Euro area : 2.1% Dec 2002; 2.4% Dec 2003
Japan : -0.4% Dec 2002; -0.2% Dec 2003
United States
Japan
Euro area*
HYPOTHEKENBANK IN ESSEN AG

*Percent changes before 1991 refer to a self-calculated Consumer Price Index for EU 3.
Sources: DRI-WEFA, Federal Statistical Office Germany and own calculations

G 3
Consumer Prices
(percent change from the same month in the previous year)



%
12
10
8
6
4
2
0
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
G 3: 1.7% Dec 2002; 1.6% Dec 2003
HYPOTHEKENBANK IN ESSEN AG

Sources: DRI-WEFA, Federal Statistical Office Germany and own calculations

3-Month Money Market Rates G 3

Date of forecast: June 28, 2002

HYPOTHEKENBANK IN ESSEN AG

Country	United States			Japan			Euro area*			G 3**		
Month	(mthly avge)	change in basis points		(mthly avge)	change in basis points		(mthly avge)	change in basis points		(mthly avge)	change in basis points	
		m-o-m	y-o-y		m-o-m	y-o-y		m-o-m	y-o-y		m-o-m	y-o-y
Jan´01	5,65	-82	-33	0,47	-13	33	4,75	-15	143	4,20	-40	40
Feb	5,30	-35	-74	0,39	-8	26	4,75	0	123	4,00	-20	10
Mar	4,94	-36	-122	0,18	-21	2	4,69	-6	95	3,80	-20	-20
Apr	4,56	-38	-173	0,12	-6	-1	4,69	0	77	3,60	-20	-50
May	4,04	-52	-266	0,07	-5	-3	4,62	-7	29	3,30	-30	-110
Jun	3,78	-26	-298	0,06	-1	-9	4,44	-18	-4	3,20	-10	-130
Jul	3,71	-7	-298	0,07	1	-18	4,45	1	-11	3,10	-10	-140
Aug	3,53	-18	-311	0,08	1	-25	4,34	-11	-42	3,00	-10	-160
Sep	2,97	-56	-366	0,07	-1	-35	3,95	-39	-88	2,60	-40	-200
Oct	2,36	-61	-434	0,07	0	-45	3,58	-37	-144	2,30	-30	-240
Nov	2,06	-30	-463	0,07	0	-47	3,37	-21	-170	2,10	-20	-270
Dec	1,87	-19	-460	0,08	1	-52	3,32	-5	-158	2,00	-10	-260
Jan´02	1,78	-9	-387	0,08	0	-39	3,32	0	-143	1,90	-10	-230
Feb	1,86	8	-344	0,07	-1	-32	3,33	1	-142	2,00	10	-200
Mar	1,89	3	-305	0,06	-1	-12	3,37	4	-132	2,00	0	-180
Apr	1,91	2	-265	0,05	-1	-7	3,38	1	-131	2,00	0	-160
May	1,83	-8	-221	0,04	-1	-3	3,42	4	-120	2,00	0	-130
Jun	1,84	1	-194	0,05	1	-1	3,45	3	-99	2,00	0	-120
Jul	1,85	1	-186	0,05	0	-2	3,45	0	-100	2,00	0	-110
Aug	1,95	10	-158	0,05	0	-3	3,50	5	-84	2,00	0	-100
Sep	2,00	5	-97	0,05	0	-2	3,75	25	-20	2,20	20	-40
Oct	2,00	0	-36	0,05	0	-2	3,75	0	17	2,20	0	-10
Nov	2,25	25	19	0,05	0	-2	4,00	25	63	2,30	10	20
Dec	2,50	25	63	0,05	0	-3	4,00	0	68	2,50	20	50
Jan´03	2,75	25	97	0,05	0	-3	4,00	0	68	2,60	10	70
Feb	2,75	0	89	0,05	0	-2	4,25	25	92	2,60	0	60
Mar	3,00	25	111	0,05	0	-1	4,25	0	88	2,80	20	80
Apr	3,00	0	109	0,05	0	0	4,20	-5	82	2,70	-10	70
May	3,25	25	142	0,05	0	1	4,20	0	78	2,90	20	90
Jun	3,50	25	166	0,05	0	0	4,20	0	75	3,00	10	100
Jul	3,50	0	165	0,05	0	0	4,20	0	75	3,00	0	100
Aug	3,75	25	180	0,05	0	0	4,20	0	70	3,10	10	110
Sep	4,00	25	200	0,05	0	0	4,20	0	45	3,20	10	100
Oct	4,00	0	200	0,05	0	0	4,20	0	45	3,20	0	100
Nov	4,20	20	195	0,05	0	0	4,20	0	20	3,30	10	100
Dec	4,45	25	195	0,05	0	0	4,20	0	20	3,40	10	90

* To end of Dec 93 Euro area money market rates are calculated on national rates from Germany, France and Italy, weighted by GDP. Since Jan 94 to end of 1998 ECB data used.
** G 3 comprises United States (43.7%), Japan (22.5%) and Euro area (33.8%).

1996	5,44		-52	0,55		-65	4,55		-173	4,04		-96
1997	5,66		22	0,47		-8	4,05		-50	3,96		-8
1998	5,49		-17	0,35		-12	3,76		-29	3,75		-21
1999	5,36		-13	0,16		-19	2,93		-83	3,36		-39
2000	6,48		112	0,29		13	4,37		144	4,38		102
2001	3,73		-275	0,14		-15	4,25		-12	3,10		-128
2002 (f)	1,97		-176	0,05		-9	3,89		-36	2,09		-101
2003 (f)	3,51		154	0,05		0	4,19		30	2,98		89


United States, Japan and Euro area
3-Month Money Market Rates
(monthly averages)
Hypothekenbank in Essen AG
%
20
18
16
14
12
10
8
6
4
2
0
United States: 2.50% Dec 2002; 4.45% Dec 2003
Euro area: 4.00% Dec 2002; 4.20% Dec 2003
Japan: 0.05% Dec 2002; 0.05% Dec 2003
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
United States
Japan
Euro area

Sources: ECB, DRI-WEFA and own calculations


G 3
3-Month Money Market Rates
(monthly averages)
G 3: 2.5% Dec 2002; 3.4% Dec 2003
%
16
14
12
10
8
6
4
2
0
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002

Sources: ECB, DRI-WEFA and own calculations

10-Year Government Bond Yields G 3

Date of forecast: June 28, 2002

HYPOTHEKENBANK IN ESSEN AG

Country	United States			Japan			Euro area*			G 3**			Germany				
Month	(mthly avge)	change in basis points m-o-m	change in basis points y-o-y	(mthly avge)	change in basis points m-o-m	change in basis points y-o-y	(mthly avge)	change in basis points m-o-m	change in basis points y-o-y	(mthly avge)	change in basis points m-o-m	change in basis points y-o-y	Bunds (mthly avge)	change in basis points m-o-m	change in basis points y-o-y	Pfandbriefe*** (mthly avge)	spread in bps
Jan´01	5,13	-12	-152	1,52	-10	-20	5,01	-6	-69	4,30	-10	-90	4,80	-10	-74	5,40	60
Feb	5,09	-4	-142	1,43	-9	-40	5,02	1	-64	4,20	-10	-100	4,79	-1	-71	5,30	51
Mar	4,88	-21	-138	1,19	-24	-62	4,94	-8	-55	4,10	-10	-90	4,69	-10	-64	5,30	61
Apr	5,12	24	-86	1,37	18	-38	5,10	16	-31	4,30	20	-50	4,86	17	-37	5,40	54
May	5,35	23	-107	1,27	-10	-44	5,26	16	-26	4,40	10	-70	5,07	20	-28	5,50	43
Jun	5,25	-10	-84	1,19	-8	-50	5,21	-5	-14	4,30	-10	-60	5,02	-4	-14	5,50	48
Jul	5,21	-4	-83	1,33	14	-39	5,25	4	-20	4,40	10	-50	5,02	-1	-24	5,50	48
Aug	4,97	-24	-86	1,36	3	-41	5,06	-19	-34	4,20	-20	-60	4,83	-18	-38	5,30	47
Sep	4,74	-23	-106	1,40	4	-48	5,04	-2	-43	4,10	-10	-70	4,83	0	-43	5,20	37
Oct	4,55	-19	-119	1,36	-4	-47	4,82	-22	-60	3,90	-20	-90	4,61	-22	-61	5,00	39
Nov	4,59	4	-113	1,33	-3	-42	4,67	-15	-67	3,90	0	-80	4,48	-14	-69	4,80	32
Dec	5,05	46	-20	1,35	2	-27	4,96	29	-11	4,20	30	-20	4,80	32	-11	5,10	30
Jan´02	5,00	-5	-13	1,43	8	-9	5,02	6	1	4,20	0	-10	4,87	7	6	5,20	33
Feb	4,90	-10	-19	1,52	9	9	5,07	5	5	4,20	0	0	4,93	6	13	5,20	27
Mar	5,27	37	39	1,45	-7	26	5,32	25	38	4,40	20	30	5,19	26	49	5,50	31
Apr	5,21	-6	9	1,39	-6	2	5,30	-2	20	4,40	0	10	5,16	-3	30	5,50	34
May	5,15	-6	-20	1,38	-1	11	5,30	0	4	4,40	0	0	5,18	2	11	5,50	32
Jun	4,92	-23	-33	1,37	-1	18	5,21	-9	0	4,20	-20	-10	5,06	-12	4	5,30	24
Jul	4,90	-2	-31	1,40	3	7	5,20	-1	-5	4,20	0	-20	5,05	-1	3	5,35	30
Aug	5,10	20	13	1,40	0	4	5,30	10	24	4,30	10	10	5,15	10	32	5,45	30
Sep	5,20	10	46	1,40	0	0	5,35	5	31	4,40	10	30	5,20	5	37	5,50	30
Oct	5,30	10	75	1,45	5	9	5,45	10	63	4,50	10	60	5,30	10	69	5,60	30
Nov	5,40	10	81	1,45	0	12	5,45	0	78	4,50	0	60	5,30	0	82	5,60	30
Dec	5,50	10	45	1,45	0	10	5,50	5	54	4,60	10	40	5,35	5	55	5,65	30
Jan´03	5,60	10	60	1,45	0	2	5,55	5	53	4,60	0	40	5,40	5	53	5,70	30
Feb	5,70	10	80	1,50	5	-2	5,60	5	53	4,70	10	50	5,45	5	52	5,75	30
Mar	5,80	10	53	1,50	0	5	5,65	5	33	4,80	10	40	5,50	5	31	5,80	30
Apr	5,90	10	69	1,50	0	11	5,70	5	40	4,80	0	40	5,55	5	39	5,85	30
May	6,00	10	85	1,50	0	12	5,75	5	45	4,90	10	50	5,60	5	42	5,90	30
Jun	6,00	0	108	1,55	5	18	5,75	0	54	4,90	0	70	5,60	0	54	5,90	30
Jul	6,00	0	110	1,55	0	15	5,75	0	55	4,90	0	70	5,60	0	55	5,90	30
Aug	6,00	0	90	1,55	0	15	5,75	0	45	4,90	0	60	5,60	0	45	5,90	30
Sep	6,00	0	80	1,60	5	20	5,75	0	40	4,90	0	50	5,60	0	40	5,90	30
Oct	6,00	0	70	1,60	0	15	5,75	0	30	4,90	0	40	5,60	0	30	5,90	30
Nov	5,90	-10	50	1,60	0	15	5,70	-5	25	4,90	0	40	5,55	-5	25	5,85	30
Dec	5,80	-10	30	1,60	0	15	5,65	-5	15	4,80	-10	20	5,50	-5	15	5,80	30

* To end of Dec 93 Euro area yields are calculated on the basis of national government bond yields from Germany, France and Italy, weighted by GDP. Since Jan 94 ECB data used.
** G 3 comprises United States (43.7%), Japan (22.5%) and Euro area (33.8%).
*** Public-Sector Pfandbriefe

Year	United States (avge)	y-o-y	Japan (avge)	y-o-y	Euro area (avge)	y-o-y	G 3 (avge)	y-o-y	Bunds (avge)	y-o-y	Pfandbriefe (avge)	spread in bps
1996	6,43	-15	3,05	-32	6,98	-137	5,90	-60	6,22	-60	6,43	21
1997	6,35	-8	2,32	-73	5,89	-109	5,30	-60	5,66	-56	5,86	20
1998	5,26	-109	1,50	-82	4,65	-124	4,20	-110	4,57	-109	4,91	34
1999	5,63	37	1,76	26	4,66	1	4,40	20	4,50	-7	4,88	38
2000	6,02	39	1,76	0	5,44	78	4,90	50	5,26	76	5,82	56
2001	4,99	-103	1,34	-42	5,03	-41	4,20	-70	4,82	-44	5,28	46
2002 (f)	5,15	16	1,42	8	5,29	26	4,40	20	5,14	32	5,45	31
2003 (f)	5,89	74	1,54	12	5,70	41	4,80	40	5,55	41	5,85	30

Germany

10-Year German Government Bond Yields versus 10-Year Public-Sector Pfandbrief Yields

(monthly averages)



Hypothekenbank in Essen AG
%
%
10-Year Government Bond Yield : 5.35% Dec 2002; 5.50% Dec 2003
10-Year Public-Sector Pfandbrief Yield : 5.65% Dec 2002; 5.80% Dec 2003
2,0
1,8
1,6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
-0,2
11
10
9
8
7
6
5
4
3
2
1
0
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
Spread (LS)
Government Bond Yields* (RS)
Public-Sector Pfandbrief Yields** (RS)

* Before January 1990, Public-Sector Bonds ** Before December 1990, Bank Bonds

Sources: DRI-WEFA, Deutsche Bundesbank and own calculations



United States, Japan and Euro area
10-Year Government Bond Yields
(monthly averages)
Hypothekenbank in Essen AG
%
16
14
12
10
8
6
4
2
0
United States : 5.50% Dec 2002; 5.80% Dec 2003
Euro area : 5.50% Dec 2002; 5.65% Dec 2003
Japan : 1.45% Dec 2002; 1.60% Dec 2003
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
United States
Japan
Euro area

Sources: ECB, DRI-WEFA and own calculations


G 3
10-Year Government Bond Yields
(monthly averages)
HYPOTHEKENBANK IN ESSEN AG
%
14
12
10
8
6
4
2
0
G 3: 4.6% Dec 2002; 4.8% Dec 2003
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002

Sources: ECB, DRI-WEFA and own calculations

Interest Rate Forecast Research

Interest Rate Forecast Research

	Current	Sep 30, 2002	Dec 30, 2002	Mar 31, 2003	June 30, 2003	Sep 30, 2003
3 months	3,44	3,75	4,00	4,25	4,20	4,20
1 year	3,80	4,25	4,35	4,45	4,40	4,40
5-year *Pfandbriefe*	4,74	5,15	5,30	5,50	5,60	5,60
10-year *Pfandbriefe*	5,18	5,50	5,65	5,80	5,90	5,90

Implied Yields

	Current	Sep 30, 2002	Dec 30, 2002	Mar 31, 2003	June 30, 2003	Sep 30, 2003
3 months	3,44	3,56	3,79	3,97	4,18	4,34
1 year	3,80	3,99	4,19	4,39	4,54	4,66
5-year *Pfandbriefe*	4,74	4,84	4,94	5,03	5,12	5,19
10-year *Pfandbriefe*	5,18	5,25	5,31	5,36	5,42	5,46

As of: June 28, 2002

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

› Consensus Forecasts for Germany
› Assessment of the Interest Rate Trend by Leading Banks

Consensus Forecasts for Germany

As of: June 10, 2002

* The *Pfandbrief* yields were derived from the following spreads resulting from the forecasts of the Bund yields:
Spreads *Pfandbriefe* - Bunds: Sep'02: 30 bp / Jun'03: 30 bp

	GDP		Consumer Prices		3-Month-Euribor		10-Year Bund		10-Y *Pfandbriefe* *	
Institution	**2002**	**2003**	**2002**	**2003**	**Sep'02**	**Jun'03**	**Sep'02**	**Jun'03**	**Sep'02**	**Jun'03**
Deutsche Bank	1,4	3,1	1,7	1,7	3,6	4,6	5,3	5,8	5,6	6,1
Dresdner Bank	1,3	2,3	1,5	1,7	3,5	3,9	5,2	5,3	5,5	5,6
Invesco Bank	1,3	2,5	2,1	2,1	na	na	na	na	na	na
ifW - Kiel Institute	1,2	2,7	1,7	1,6	3,6	4,3	5,3	5,5	5,6	5,8
Lehman Brothers	1,2	2,9	1,7	1,8	3,9	4,6	5,4	5,8	5,7	6,1
HypoVereinsbank	1,1	2,0	1,8	2,0	3,7	4,3	5,3	5,2	5,6	5,5
Merrill Lynch	1,1	3,7	1,7	1,8	3,6	4,4	5,1	5,3	5,4	5,6
Sal Oppenheim	1,1	2,7	1,7	1,5	3,4	4,2	5,2	5,5	5,5	5,8
UBS Warburg	1,1	2,3	1,4	0,7	3,8	4,3	5,2	5,4	5,5	5,7
Commerzbank	1,0	3,0	1,8	2,0	3,8	4,6	5,4	5,6	5,7	5,9
Delbruck & Co	1,0	2,0	1,7	2,0	3,5	4,1	5,4	6,0	5,7	6,3
Helaba Frankfurt	1,0	2,3	1,7	2,0	3,5	4,5	5,4	5,8	5,7	6,1
IW - Cologne Institute	1,0	2,4	1,5	1,5	3,5	4,0	5,0	5,5	5,3	5,8
Bank Julius Baer	0,9	2,4	1,7	1,9	3,4	3,9	5,2	5,1	5,5	5,4
DGZ DekaBank	0,9	2,6	1,5	1,2	3,6	4,2	5,2	5,6	5,5	5,9
DIW - Berlin Institute	0,9	2,4	1,5	1,6	na	na	na	na	na	na
HSBC Trinkaus	0,9	2,2	1,4	1,1	3,6	4,0	5,2	5,4	5,5	5,7
HWWA	0,9	2,4	1,7	1,8	3,5	3,8	5,2	5,5	5,5	5,8
RWI Essen	0,9	2,3	1,5	1,7	3,5	3,8	5,3	5,6	5,6	5,9
Bankgesellsch.Berlin	0,8	2,8	1,6	1,5	3,9	4,4	5,5	5,2	5,8	5,5
Bayerische Lbank	0,8	2,4	1,7	2,2	3,6	3,9	5,3	5,8	5,6	6,1
DZ Bank	0,8	2,3	1,4	1,5	3,5	4,1	5,0	5,2	5,3	5,5
FAZ Institute	0,8	2,4	1,6	1,8	3,6	3,9	5,3	5,6	5,6	5,9
Morgan Stanley	0,8	2,5	1,6	1,3	3,8	4,5	5,3	5,6	5,6	5,9
Westdeutsche Lbank	0,8	2,7	1,7	1,7	3,8	4,4	5,5	5,4	5,8	5,7
WGZ Bank	0,8	2,5	1,6	1,5	3,8	4,2	5,2	5,5	5,5	5,8
MM Warburg	0,7	2,5	1,7	1,7	3,6	4,4	5,3	5,5	5,6	5,8
SEB	0,7	2,3	1,7	1,7	3,9	4,3	5,3	5,6	5,6	5,9
BHF Bank	0,6	2,5	1,6	1,7	3,6	4,0	5,3	5,3	5,6	5,6
Average*	1,0	2,5	1,6	1,7	3,6	4,2	5,3	5,5	5,6	5,8
Essen Hyp	1,0	2,5	1,4	1,6	3,8	4,2	5,2	5,6	5,5	5,9
Highest forecast*	1,4	3,7	2,1	2,2	3,9	4,6	5,5	6,0	5,8	6,3
Lowest forecast*	0,6	2,0	1,4	0,7	3,4	3,8	5,0	5,1	5,3	5,4

*excluding Essen Hyp

Source: Consensus Forecasts June 2002, Hypothekenbank in Essen AG

Assessment of the Interest Rate Trend by Leading Banks

May 01, 2002: Euro 3-Month Money Rates: 3.39 % 10-Year Bunds: 5.12 %
Jun 05, 2002: Euro 3-Month Money Rates: 3.48 % 10-Year Bunds: 5.10 %

	The forecasts of the Euro 3-Month Money Market Rates were as follows:						The forecasts of the 10-Year Bunds' Yields were as follows:					
	Dec 31, 2002			**Jun 30, 2003**			**Dec 31, 2002**			**Jun 30, 2003**		
Forecast made on:	May 01, 2002	Jun 05, 2002	Change	May 01, 2002	Jun 05, 2002	Change	May 01, 2002	Jun 05, 2002	Change	May 01, 2002	Jun 05, 2002	Change
Banks												
Bank Julius Bär	3,89	3,89	0,00	4,39	4,39	0,00	5,10	5,10	0,00	5,50	5,50	0,00
DZ-Bank	3,60	3,65	0,05	4,10	4,05	-0,05	5,00	5,00	0,00	5,25	5,10	-0,15
Bayerische LBank	3,60	3,60	0,00	3,60	3,90	0,30	5,60	5,60	0,00	5,90	5,90	0,00
Commerzbank	4,00	4,10	0,10	4,50	4,60	0,10	5,30	5,50	0,20	5,40	5,60	0,20
Delbrück & Co.	3,75	3,75	0,00	4,30	4,40	0,10	5,60	5,60	0,00	6,00	6,10	0,10
Dresdner Bank	3,70	3,80	0,10	3,90	4,00	0,10	5,20	5,20	0,00	5,20	5,30	0,10
Deutsche Bank	4,10	4,10	0,00	4,70	4,70	0,00	5,50	5,50	0,00	5,80	5,80	0,00
INVESCO	4,00	4,00	0,00	4,40	4,40	0,00	5,40	5,40	0,00	5,40	5,40	0,00
M.M.Warburg	3,90	4,00	0,10	4,50	4,50	0,00	5,50	5,50	0,00	5,70	5,60	-0,10
NORD/LB	3,80	3,80	0,00	4,10	4,10	0,00	5,30	5,40	0,10	5,30	5,40	0,10
HSBC Trinkaus & Burkh.	3,75	3,75	0,00	4,50	4,20	-0,30	5,30	5,30	0,00	5,30	5,40	0,10
HypoVereinsbank	4,00	4,15	0,15	4,30	4,40	0,10	5,10	5,40	0,30	5,30	5,20	-0,10
Average	**3,84**	**3,88**	**0,04**	**4,27**	**4,30**	**0,03**	**5,33**	**5,38**	**0,05**	**5,50**	**5,53**	**0,03**
highest	4,10	4,15	0,05	4,70	4,70	0,00	5,60	5,60	0,00	6,00	6,10	0,10
lowest	3,60	3,60	0,00	3,60	3,90	0,30	5,00	5,00	0,00	5,20	5,10	-0,10

Legend: lowest forecast
highest forecast

Sources: Magazine "Finanzen", several issues

History of the Interest Rate Development



HYPOTHEKENBANK IN ESSEN AG
%
16
14
12
10
8
6
4
2
0
Germany: Yields on outstanding bonds.
United States: Yields on 10-year corporate bonds; since 1953 yields on 10-year government bonds.
Japan: Yields on 7-year government bonds; since May 1980 yields on 10-year government bonds.
1870
1878
1886
1894
1902
1910
1918
1926
1934
1942
1950
1958
1966
1974
1982
1990
1998
2006
United States
Japan
Germany

Sources: Deutsche Bundesbank, Dresdner Bank, Federal Reserve Bank of St. Louis, Milton Friedman: "Monetary trends in the United States and .., ..., 1867-1975", Global Financial Data, DRI-WEFA


United States
Unit Labor Cost in the Nonfarm Business Sector
(compounded annual rates of change)
%
8
7
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
Q1 2000
Q2 2000
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
HYPOTHEKENBANK IN ESSEN AG

Sources: DRI-WEFA, own calculations

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

Imprint

Hypothekenbank in Essen AG
Research
Dirk Chlench
Gildehofstr. 1
D-45127 Essen / Germany
Phone: +49 201 8135-442
Fax: +49 201 8135-142
Internet: www.essenhyp.com/investors
E-mail: Dirk.Chlench@essenhyp.com

RESEARCH

This report has been prepared and published by Hypothekenbank in Essen AG. It is exclusively intended for the bank's professional and institutional customers.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
E-mail: info@ve-k.de

Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

- Forecast meeting Nov 6, 2002
- Forecast meeting Aug 19, 2002
- Forecast meeting May 14, 2002
- Forecast meeting Feb 07, 2002
- Forecast meeting Oct 01, 2001
- Forecast meeting Jun 19, 2001
- Forecast meeting Jan 24, 2001
- Forecast meeting Nov 22, 2000
- Forecast meeting Sep 14, 2000
- Forecast meeting Jul 18, 2000
- Forecast meeting May 16, 2000

Back | Search | FAQ | German Website | Print | Sitemap

Interest Rate Forecast Meeting on November 6, 2002

Results of the consensus survey

Forecast for the Euro Three-Month Money Market Rate
Status as of November 6, 2002: 3.21%

	4nd quarter of 2002	1rd quarter of 2003	2th quarter of 2003	3st quarter of 2003	4nd quarter of 2003
Consensus Forecast	3.10%	3.00%	3.00%	3.25%	3.25%
Highest Forecast	3.30%	3.30%	3.45%	3.60%	3.90%
Lowest Forecast	2.90%	2.75%	2.75%	2.75%	2.75%
as of Quarter-end					

Forecast for the 10-year Pfandbrief yields
Status as of November 6, 2002: 4.91%

	4nd quarter of 2002	1rd quarter of 2003	2th quarter of 2003	3st quarter of 2003	4nd quarter of 2003
Consensus Forecast	4.85%	5.00%	5.05%	5.20%	5.20%
Highest Forecast	5.00%	5.20%	5.40%	5.30%	5.50%
Lowest Forecast	4.60%	4.50%	4.60%	4.60%	4.60%
as of Quarter-end					

Participants:

Andreas Speer, Bayerische Landesbank, München
Norbert Schlörkamp, Westfälische Hypothekenbank AG, Dortmund
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Günter Pless, Hypothekenbank in Essen AG, Essen
Nicole de Haan, Bankhaus Lampe, Düsseldorf
Raimund Bitter, Hypothekenbank in Essen AG, Essen
Axel Frein, Bankhaus Lampe, Düsseldorf
Heinrich Bayer, Deutsche Postbank AG, Bonn
Dr. Thorsten Schmidt, Rheinisch-Westfälisches Institut für Wirtschaftsforschung, Essen
Dr. Karsten Junius, DekaBank, Frankfurt am Main
Dr. Gert Schmidt, IKB Deutsche Industriebank AG, Düsseldorf
Dirk Schoppmeier, Sparkasse Essen, Essen
Claudia Windt, Landesbank Hessen-Thüringen, Frankfurt am Main
Ekkehard Link, National-Bank AG, Essen
Ralf Baczewski, Falke-Bank AG, Düsseldorf
Susanne Katharina Jeß, Westfalenbank AG, Bochum
Dr. Dieter Wermuth, UFJ Bank, Frankfurt am Main
Dr. György Barabas, Rheinisch-Westfälisches Institut für Wirtschaftsforschung, Essen

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

Roadshows in Germany:

21.01.2003 - 31.01.2003

03.02.2003 - 07.02.2003

Subject to alterations

Business progress of Hypothekenbank in Essen AG

10 successful years in retrospect

Figures in Euro m, year-end balance *)	1987	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Claims outstanding:											
Mortgage loans	108	1,363	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003
Public-sector loans	603	6,607	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841
Bonds and notes **)	31	461	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349
Other claims	0	377	460	491	174	461	672	888	1,591	2,415	2,703
Bonds and notes issued:											
Mortgage Pfandbriefe	39	867	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305
Public-sector Pfandbriefe	819	6,436	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519
Other bonds and notes / other liabilities	0	1,136	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182
New lending commitments:											
Mortgage loans	135	548	289	166	329	427	266	415	574	1,216	1,366
Public-sector loans	875	2,243	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297
Bonds and notes**)	31	161	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632
Capital and reserves:											
Subscribed capital and reserves***)	41	126	141	157	260	265	311	377	454	426	554
Profit-sharing capital	0	15	31	36	54	54	129	187	243	255	279
Subordinated liabilities	0	0	33	33	130	130	155	189	244	244	298
Balance-sheet total:	1,103	8,670	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553
Net interest and commission income:	5.0	27.6	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9
General operating expenses:											
Personnel expenses	0.8	4.9	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6
Other administrative expenses	0.7	2.6	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.2	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4
Operating result:	5.1	18.7	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1
Net income for the year:	3.1	10.9	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3
Allocation to revenue reserves:	3.1	3.6	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0
Total distribution:	0.0	7.4	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3

Notes:*) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.



- Annual Report 2001 (English version) html
- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

- Interim Report as of September 30, 2002 (English version) html
- Interim Report as of September 30, 2002 (English version) pdf
- Press Release Interim Report (English version) pdf

- Annual Report 2000
- Annual Report 1999
- Annual Report 1998

Interim Report as of September 30, 2002

Dear business colleagues,

In the first three quarters of the year under review, the global economy returned to a slightly expansionary path. While the highly accommodative monetary and fiscal policy triggered an increase in domestic demand in the United States, net exports remained the only driving force of economic growth in the euro area and Japan. However, given that the global economy is dependent on the developments in the United States, and in view of additional threats to economic recovery, such as the persistent stock market malaise and soaring oil prices resulting from the Iraq crisis, this economic upturn is on shaky ground. Indeed, some market participants already evoke the risk of a return to recession in the United States, which would have severe consequences for global economic development.

› Read more...
› At a glance
› Figures from the balance sheet
› Figures from the profit and loss account

Back | Search | FAQ | German Website | Print | Sitemap

Interim Report as of September 30, 2002

Dear business colleagues,

In the first three quarters of the year under review, the global economy returned to a slightly expansionary path. While the highly accommodative monetary and fiscal policy triggered an increase in domestic demand in the United States, net exports remained the only driving force of economic growth in the euro area and Japan. However, given that the global economy is dependent on the developments in the United States, and in view of additional threats to economic recovery, such as the persistent stock market malaise and soaring oil prices resulting from the Iraq crisis, this economic upturn is on shaky ground. Indeed, some market participants already evoke the risk of a return to recession in the United States, which would have severe consequences for global economic development.

In general, worldwide inflation remained at a low level. However, inflation in the euro area had soared to as much as 2.7 % at the beginning of 2002. This upward movement resulted from base effects, combined with a pick-up in food prices due to bad weather conditions, an increase in indirect taxes and, to a lesser extent, price adjustments following the introduction of euro notes and coins. As expected, these inflationary effects have been leveling off in the course of the year, with inflation at 2.1% in the euro area in August. At the same time, however, the European Central Bank is concerned that the current acceleration in wage increases and higher oil prices might have an adverse impact on price stability. In view of the uncertain global economic developments, the ECB nevertheless abandoned its bias to hike key interest rates in summer this year. Over the past few weeks, capital market participants have even begun to speculate that the ECB will loosen the monetary reins before the end of this year. In conjunction with "safe haven" purchases resulting from the stock market malaise, which has persisted since April this year, this turnaround in interest rate expectations resulted in a clear decline of long-term bond yields. At the end of the period under review, 10-year Pfandbrief yields stood at 4.60%, which corresponds to last year's low. Compared to the beginning of 2002, 10-year Pfandbrief yields dropped by about 0.6 %. Similar to mid-2002, the yield spread against Bunds with the same maturity hovered around 25 basis points in the third quarter.

Public-sector lending. Essen Hyp anticipated these developments in good time and adopted adequate strategies in its asset and liability management. Contrary to the sector as a whole, we are thus able to report a 15.7% increase to A 12.5bn in our new public-sector lending commitments, against A 10.8bn in the previous year.

Of this amount, loans to public-sector entities and institutions governed by public law account for A 3.8bn (A 4.0bn), while A 8.7bn (A 6.8bn) relate to securities issued by other borrowers, which are eligible for cover. At A 9.6bn, i.e. 77.2 %, the majority of these new lending commitments relate to domestic publicsector borrowers. New loans to foreign borrowers, which are eligible to serve as cover, account for the remaining 22.8 %, i.e. A 2.9bn. These loans were granted to public-sector entities in various EU member states, thus ensuring diversification. Essen Hyp has not yet made use of the possibility of extending public-sector loans which are eligible for cover in the United States or Japan. We also took securities issued by other borrowers, which are not eligible for cover, amounting to A 1.8bn (A 3.1bn) onto our books. These securities have ratings of at least A-/A3.

Property financing. As far as property financing is concerned, Essen Hyp was able to put into practice its ambitious business objectives in the period under review. Contrary to the market trend and the sector as a whole, we were able to increase our new mortgage lending commitments by as much as 50 % from A 618m to A 927m. It is particularly worth mentioning that this remarkable increase was mainly achieved in the segment of commercial property financing, which, as a rule, allows for higher margins. The total volume of new commercial lending commitments comes to A 440m (A 192m), which is an increase of A 248m, i.e. 129 %.

As before, the majority of the retail loans granted by Essen Hyp were generated via our parent company, the Commerzbank AG, with the help of our system for the direct commitment of loans. Of the total volume of new retail lending commitments of A487m (A 426m in the previous year), A 432m, i.e. around 90 %, came via this system. In view of the positive development of this co-operation, we have increased the number of co-operation partners in our property financing activities. Starting in the 4th quarter of this year, an important broker will forward private mortgage loans to Essen Hyp via the Commerzbank AG. In addition to this, Essen Hyp intensified its foreign mortgage lending activities, thus reflecting the bank's internationally orientated business policy. In the period under review, the total volume of new lending commitments to European borrowers came to A 278m (A 2.0m). With A 234m, the United Kingdom accounts for the vast majority of this figure. This success is, to a great extent, due to Essen Hyp's UK representative office, which has developed very positively. The United Kingdom, France, the Benelux countries, Spain and, outside Europe, the United States, continue to be our key property markets. Following the amendment of the German Mortgage Bank Act (HBG) which took effect on July 1, 2002, we have for the first time participated in the financing of commercial properties in selected locations in the United States. In addition to our existing representative offices in London and Brussels, we have decided to open up additional offices in New York and Paris in the beginning of 2003.

The bank's funding and balance sheet total. In order to refinance the bank's lending activities, bonds totaling A 16.9bn (A 22.5bn) were placed on the capital markets, within the scope of our targets relating to the balance sheet total. Of this figure, Pfandbriefe accounted for A 7.2bn (A 10.0bn), including Jumbo and Global Pfandbriefe totaling A 3.0bn (A 7.0bn). Other bonds and notes came to A 9.7bn (A 12.5bn). The total volume of borrowings includes short-term funds amounting to A 9.5bn (A 9.0bn). Revolving drawings from our Commercial Paper Program account for A 8.6bn (A 7.8bn) of this figure. The program utilization stood at A 1.5bn (A 2.0bn) as of the reporting date. At A 69.8bn the balance sheet total slightly exceeded the A 69.6bn reported at year-end 2001.

Profit and loss account. Despite an increase in commission expenses due to the higher volume of mortgage loans generated via our parent company, net interest and commission income rose by 7.4 % and came to A 151.0m, against A 140.6m in the previous year. At the same time, general operating expenses were kept at their low level and stood at A 17.0m (A 17.2m). Provision for possible loan losses was increased by A 6.9m and came to A 47.0m. Based upon very conservative estimates, this figure takes into account all recognizable credit risks. The balance of other operating income and expenses totaled A 8.8m, which is a decrease by A 2.2m compared to the previous year. However, it should be taken into account that the previous year's figure includes non-recurring effects from the disposal of participating interests. The bank's operating result before tax as of September 30, 2002 thus comes to A 95.8m (A 94.3m), a 1.6% increase over the same period of the previous year.

Ratings. At the beginning of the 4th quarter, Essen Hyp, too, was affected by the rating reviews to which the banking sector in general was subject. Pursuant to the rating approach applied by Standard & Poor's, Essen Hyp, being a strategically important subsidiary of the Commerzbank AG, must always have a rating that is at least one notch lower that that of its parent company. This explains why our bank's long-term counterparty rating was downgraded from A- to BBB+. Irrespective of these developments, our public-sector Pfandbriefe continue to benefit from top ratings (AAA/AAA/Aa1 by Standard & Poor's/Fitch Ratings/Moody's). By visiting our website www.essenhyp.com, which provides detailed information about Essen Hyp's business activities, our investors can see for themselves that the downgrading of our long-term counterparty rating by Standard & Poor's and the fact that Moody's and Fitch have changed the rating outlook, are, from our point of view, not related to any adverse changes in Essen Hyp's credit quality. For a long time we have provided detailed information, and hence transparency, via our website. This information will soon be

complemented by additional details, e.g. about our new lending commitments. These details will be disclosed in accordance with the so-called "Code of Conduct", a voluntary agreement between the members of the Association of German Mortgage Banks (VDH).

New subsidiary opened in July. On July 1, 2002, Essen Hyp founded the Immobilien Expertise GmbH. The main object of this company, which is wholly owned by Essen Hyp, is to prepare and review valuation reports that deal with the determination of the lending or open market value of a property. The company also drafts inspection reports and reports on the progress of construction, both for Essen Hyp and for third parties in Germany or abroad.

Future prospects. Looking back on the satisfactory business development in the first three quarters of this year, we are optimistic that the bank will reach its ambitious business objectives despite the difficult business and rating environment. Especially in view of the successful expansion of our property financing activities, we face the future with confidence.

Essen, October 2002

The Board of Managing Directors

Interim Report as of September 30, 2002

At a glance

	Sep 30, 2002	Dec 31, 2001
	€ m	€ m
Balance sheet total	69,845	69,553
Subscribed capital and reserves	554	554
Profit-sharing certificates	279	279
Subordinated liabilities	296	299
Claims outstanding		
Mortgage loans	3,543	3,003
Public-sector loans	36,355	36,841
Securities issued by other borrowers	24,101	24,349
Other loans/other claims	3,161	2,703
Liabilities		
To banks	8,872	6,510
To customers	2,693	2,516
Securitized liabilities	56,710	58,980

	Sep 30, 2002	Sep 30, 2001
	€ m	€ m
New lending commitments		
Mortgage loans	927	618
Public-sector loans	3,759	3,991
Securities issued by other borrowers	10,495	9,876
Profit and loss account		
Net interest income	158.2	146.8
Net interest income and commission income	151.0	140.6
General operating expenses	17.0	17.2
Operating result before provision for possible loan losses	142.8	134.4
Provision for possible loan losses	-47.0	-40.1
Operating result	95.8	94.3

Interim Report as of September 30, 2002

Figures from the balance sheet

	Sep 30, 2002	Dec 31, 2001
	€m	€m
Claims on banks	15,593.9	**15,462.3**
a) mortgage loans	2.1	2.1
b) public-sector loans	12,447.9	12,771.1
c) other claims	3,143.9	2,689.1
Claims on customers	27,464.7	**27,084.4**
a) mortgage loans	3,540.6	3,000.5
b) public-sector loans	23,907.0	24,070.3
c) other claims	17.1	13.6
Bonds and other fixed-income securities	24,851.9	**25,072.2**
a) bonds and notes	24,101.0	24,349.4
b) bonds and notes issued by Hypothekenbank in Essen AG	750.9	722.8
Liabilities to banks	8,872.4	**6,509.9**
a) registered mortgage Pfandbriefe issued	58.7	68.4
b) registered public-sector Pfandbriefe issued	399.3	364.6
c) other liabilities	8,414.4	6,076.9
Liabilities to customers	2,692.7	**2,516.4**
a) registered mortgage Pfandbriefe issued	676.9	617.6
b) registered public-sector Pfandbriefe issued	1,469.0	1,535.4
c) other liabilities	546.8	363.4
Securitized liabilities	56,710.1	**58,980.2**
a) mortgage Pfandbriefe issued	1,004.7	619.5
b) public-sector Pfandbriefe issued	51,136.8	52,619.1
c) other bonds and notes	4,568.6	5,741.6
Subordinated liabilities	295.9	**298.5**
Profit-sharing certificates	278.6	**278.6**
Capital and reserves	553.9	**553.9**
a) subscribed capital	201.3	201.3
b) capital reserve	352.6	352.6
Balance sheet total	69,844.9	69,553.1

Interim Report as of September 30, 2002

Figures from the profit and loss account

	Jan 1 - Sep 30, 2002	Jan 1 - Sep 30, 2001	Change
	€m	€m	in %
Interest income from lending and money-market transactions, fixed-income securities, and government-inscribed debt	2,369.8	2,342.1	1.2
Current income from shares and other variable-yield securities, investments and holdings in affiliated companies	40.2	23.4	71.8
Interest paid	2,251.8	2,218.7	1.5
Net interest income	158.2	**146.8**	**7.8**
Commissions recieved	1.1	0.1	1,000.0
Commissions paid	8.3	6.3	31.7
Net commission income	-7.2	-6.2	16.1
Net interest and commission income	151.0	**140.6**	**7.4**
Wages and salaries	7.1	6.6	7.6
Compulsory social-security contributions	1.1	1.3	-15.4
Other administrative expenses including depreciation on fixed assets	8.8	9.3	-5.4
General operating expenses	17.0	17.2	-1.2
Balance of other operating income and expenses	8.8	11.0	-20.0
Operating result before provision for possible loan losses	142.8	**134.4**	**6.2**
Provision for possible loan losses	-47.0	-40.1	17.2
Operating result	95.8	94.3	1.6
Average number of staff	132	**133**	
including: part-time staff and trainees	12	14	

Hypothekenbank in Essen AG



Interim Report as of September 30, 2002

At a glance

	Sep 30, 2002 in € m	Dec 31, 2001 in € m
Balance sheet total	69,845	69,553
Subscribed capital and reserves	554	554
Profit sharing certificates	279	279
Subordinated liabilities	296	299
Claims outstanding		
Mortgage loans	3,543	3,003
Public-sector loans	36,355	36,841
Securities issued by other borrowers	24,101	24,349
Other loans/other claims	3,161	2,703
Liabilities		
to banks	8,872	6,510
to customers	2,693	2,516
Securitized liabilities	56,710	58,980

	Sep 30, 2002 in € m	Sep 30, 2001 in € m
New lending commitments		
Mortgage loans	927	618
Public-sector loans	3,759	3,991
Securities issued by other borrowers	10,495	9,876
Profit and loss account		
Net interest income	158.2	146.8
Net interest and commission income	151.0	140.6
General operating expenses	17.0	17.2
Operating result before provision for possible loan losses	142.8	134.4
Provision for possible loan losses	-47.0	-40.1
Operating result	95.8	94.3

Interim Report as of Sep 30, 2002

Dear Business Colleagues,

In the first three quarters of the year under review, the global economy returned to a slightly expansionary path. While the highly accommodative monetary and fiscal policy triggered an increase in domestic demand in the United States, net exports remained the only driving force of economic growth in the euro area and Japan. However, given that the global economy is dependent on the developments in the United States, and in view of additional threats to economic recovery, such as the persistent stock market malaise and soaring oil prices resulting from the Iraq crisis, this economic upturn is on shaky ground. Indeed, some market participants already evoke the risk of a return to recession in the United States, which would have severe consequences for global economic development.

In general, worldwide inflation remained at a low level. However, inflation in the euro area had soared to as much as 2.7% at the beginning of 2002. This upward movement resulted from base effects, combined with a pick-up in food prices due to bad weather conditions, an increase in indirect taxes and, to a lesser extent, price adjustments following the introduction of euro notes and coins. As expected, these inflationary effects have been leveling off in the course of the year, with inflation at 2.1% in the euro area in August. At the same time, however, the European Central Bank is concerned that the current acceleration in wage increases and higher oil prices might have an adverse impact on price stability. In view of the uncertain global economic developments, the ECB nevertheless abandoned its bias to hike key interest rates in summer this year. Over the past few weeks, capital market participants have even begun to speculate that the ECB will loosen the monetary reins before the end of this year. In conjunction with "safe haven" purchases resulting from the stock market malaise, which has persisted since April this year, this turnaround in interest rate expectations resulted in a clear decline of long-term bond yields. At the end of the period under review, 10-year *Pfandbrief* yields stood at 4.60%, which corresponds to last year's low. Compared to the beginning

of 2002, 10-year *Pfandbrief* yields dropped by about 0.6 %. Similar to mid-2002, the yield spread against *Bunds* with the same maturity hovered around 25 basis points in the third quarter.

Public-sector lending. *Essen Hyp anticipated these developments* in good time and adopted adequate strategies in its asset and liability management. Contrary to the sector as a whole, we are thus able to report a 15.7 % increase to € 12.5bn in our new public-sector lending commitments, against € 10.8bn in the previous year.
Of this amount, loans to public-sector entities and institutions governed by public law account for € 3.8bn (€ 4.0bn), while € 8.7bn (€ 6.8bn) relate to securities issued by other borrowers, which are eligible for cover. At € 9.6bn, i.e. 77.2 %, the majority of these new lending commitments relate to domestic public-sector borrowers. New loans to foreign borrowers, which are eligible to serve as cover, account for the remaining 22.8 %, i.e. € 2.9bn. These loans were granted to public-sector entities in various EU member states, thus ensuring diversification.
Essen Hyp has not yet made use of the possibility of extending public-sector loans which are eligible for cover in the United States or Japan.
We also took securities issued by other borrowers, which are not eligible for cover, amounting to € 1.8bn (€ 3.1bn) onto our books. These securities have ratings of at least A-/A3.

Property financing. As far as property financing is concerned, Essen Hyp was able to put into practice its ambitious business objectives in the period under review. Contrary to the market trend and the sector as a whole, we were able to increase our new mortgage lending commitments by as much as 50 % from € 618m to € 927m. It is particularly worth mentioning that this *remarkable increase was mainly achieved in the segment of* commercial property financing, which, as a rule, allows for higher margins. The total volume of new commercial lending commitments comes to € 440m (€ 192m), which is an increase of € 248m, i.e. 129 %.
As before, the majority of the retail loans granted by Essen Hyp were generated via our parent company, the Commerzbank AG, with the help of our system for the direct commitment of loans. *Of the total volume of new retail lending commitments of € 487m* (€ 426m in the previous year), € 432m, i.e. around 90 %, came via this system. In view of the positive development of this co-operation, we have increased the number of co-operation partners in our property financing activities. Starting in the 4th quarter of this year, an important broker will forward private mortgage loans to Essen Hyp via the Commerzbank AG.
In addition to this, Essen Hyp intensified its foreign mortgage lending activities, thus reflecting the bank's internationally orientated business policy. In the period under review, the total volume of new lending commitments to European borrowers came to € 278m (€ 2.0m). With € 234m, the United Kingdom accounts for the vast majority of this figure. This success is, to a great extent, due to Essen Hyp's UK representative office, which has developed very positively. The United Kingdom, France, the Benelux countries, Spain and, outside Europe, the United States, continue to be our key property markets.
Following the amendment of the German Mortgage Bank Act (*HBG*) which took effect on July 1, 2002, we have for the first time participated in the financing of commercial properties in selected locations in the United States. In addition to our existing representative offices in London and Brussels, we have decided to open up additional offices in New York and Paris in the beginning of 2003.

The bank's funding and balance sheet total. In order to refinance the bank's lending activities, bonds totaling € 16.9bn (€ 22.5bn) were placed on the capital markets, within the scope of our targets *relating to the balance sheet total.* Of this figure, *Pfandbriefe* accounted for € 7.2bn (€ 10.0bn), including Jumbo and Global *Pfandbriefe* totaling € 3.0bn (€ 7.0bn). Other bonds and notes

came to € 9.7bn (€ 12.5bn). The total volume of borrowings includes short-term funds amounting to € 9.5bn (€ 9.0bn). Revolving drawings from our Commercial Paper Program account for € 8.6bn (€ 7.8bn) of this figure. The program utilization stood at € 1.5bn (€ 2.0bn) as of the reporting date. At € 69.8bn the balance sheet total slightly exceeded the € 69.6bn reported at year-end 2001.

Profit and loss account. Despite an increase in commission expenses due to the higher volume of mortgage loans generated via our parent company, net interest and commission income rose by 7.4 % and came to € 151.0m, against € 140.6m in the previous year. At the same time, general operating expenses were kept at their low level and stood at € 17.0m (€ 17.2m). Provision for possible loan losses was increased by € 6.9m and came to € 47.0m. Based upon very conservative estimates, this figure takes into account all recognizable credit risks.
The balance of other operating income and expenses totaled € 8.8m, which is a decrease by € 2.2m compared to the previous year. However, it should be taken into account that the previous year's figure includes non-recurring effects from the disposal of participating interests. The bank's operating result before tax as of September 30, 2002 thus comes to € 95.8m (€ 94.3m), a 1.6 % increase over the same period of the previous year.

Ratings. At the beginning of the 4th quarter, Essen Hyp, too, was affected by the rating reviews to which the banking sector in general was subject. Pursuant to the rating approach applied by Standard & Poor's, Essen Hyp, being a strategically important subsidiary of the Commerzbank AG, must always have a rating that is at least one notch lower that that of its parent company. This explains why our bank's long-term counterparty rating was downgraded from A- to BBB+. Irrespective of these developments, our public-sector *Pfandbriefe* continue to benefit from top ratings (AAA/AAA/Aa1 by Standard & Poor's/Fitch Ratings/Moody's). By visiting our website www.essenhyp.com, which provides detailed information about Essen Hyp's business activities, our investors can see for themselves that the downgrading of our long-term counterparty rating by Standard & Poor's and the fact that Moody's and Fitch have changed the rating outlook, are, from our point of view, not related to any adverse changes in Essen Hyp's credit quality. *For a long time* we have provided detailed information, and hence transparency, via our website. This information will soon be complemented by additional details, e.g. about our new lending commitments. These details will be disclosed in accordance with the so-called "Code of Conduct", a voluntary agreement between the members of the Association of German Mortgage Banks (*VDH*).

New subsidiary opened in July. On July 1, 2002, Essen Hyp founded the *Immobilien Expertise GmbH*. The main object of this company, which is wholly owned by Essen Hyp, is to prepare and review valuation reports that deal with the determination of the lending or open market value of a property. The company also drafts inspection reports and reports on the progress of construction, both for Essen Hyp and for third parties in Germany or abroad.

Future prospects. Looking back on the satisfactory business development in the first three quarters of this year, we are optimistic that the bank will reach its ambitious business objectives despite the difficult business and rating environment. Especially in view of the successful expansion of our property financing activities, we face the future with confidence.

Essen, October 2002

The Board of Managing Directors

Figures from the balance sheet

	Sep 30, 2002 in € m	Dec 31, 2001 in € m
Claims on banks	15,593.9	15,462.3
a) mortgage loans	2.1	2.1
b) public-sector loans	12,447.9	12,771.1
c) other claims	3,143.9	2,689.1
Claims on customers	27,464.7	27,084.4
a) mortgage loans	3,540.6	3,000.5
b) public-sector loans	23,907.0	24,070.3
c) other claims	17.1	13.6
Bonds and other fixed income securities	24,851.9	25,072.2
a) bonds and notes	24,101.0	24,349.4
b) bonds and notes issued by Hypothekenbank in Essen AG	750.9	722.8
Liabilities to banks	8,872.4	6,509.9
a) registered mortgage *Pfandbriefe* issued	58.7	68.4
b) registered public-sector *Pfandbriefe* issued	399.3	364.6
c) other liabilities	8,414.4	6,076.9
Liabilities to customers	2,692.7	2,516.4
a) registered mortgage *Pfandbriefe* issued	676.9	617.6
b) registered public-sector *Pfandbriefe* issued	1,469.0	1,535.4
c) other liabilities	546.8	363.4
Securitized liabilities	56,710.1	58,980.2
a) mortgage *Pfandbriefe* issued	1,004.7	619.5
b) public-sector *Pfandbriefe* issued	51,136.8	52,619.1
c) other bonds and notes	4,568.6	5,741.6
Subordinated liabilities	295.9	238.5
Profit sharing certificates	278.6	275.6
Capital and reserves	553.9	553.9
a) subscribed capital	201.3	201.3
b) capital reserve	352.6	352.6
Balance sheet total	69,844.9	69,553.1

Figures from the profit and loss account

	Jan 1 – Sep 30, 2002 in € m	Jan 1 – Sep 30, 2001 in € m	Change in %
Interest income from lending and money market transactions, fixed income securities and government-inscribed debt	2,369.8	2,342.1	1.2
Current income from shares and other variable-yield securities, participating interests, trade investments and holdings in affiliated companies	40.2	23.4	71.8
Interest paid	2,251.8	2,218.7	1.5
Net interest income	158.2	146.8	7.8
Commission received	1.1	0.1	1,000.0
Commission paid	8.3	6.3	31.7
Net commission income	*-7.2*	*-6.2*	*16.1*
Net interest and commission income	151.0	140.6	7.4
Wages and salaries	7.1	6.6	7.6
Compulsory social security contributions	1.1	1.3	-15.4
Other administrative expenses, including depreciation on tangible assets	8.8	9.3	-5.4
General operating expenses	*17.0*	*17.2*	*-1.2*
Balance of other operating income and expenses	8.8	11.0	-20.0
Operating result before provision for possible loan losses	142.8	134.4	6.2
Provision for possible loan losses	-47.0	-40.1	17.2
Operating result	95.8	94.3	1.6
Average number of staff	132	133	
including:			
part-time staff and trainees	12	14	

Branches and Offices

Head Office

Essen
Gildehofstrasse 1
D-45127 Essen
PO Box 10 18 61
D-45018 Essen
Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury: +49 2 01 81 35-3 99
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Registered under
HRB (Register of Companies)
Essen No. 7083

Lending Offices

Berlin
Bundesallee 28
D-10717 Berlin
Tel.: +49 30 86 21-3 95

Frankfurt
Westendstr. 19
D-60325 Frankfurt/M.
Tel.: +49 69 17 20 65

Hamburg
Fleethof – Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49 40 37 64 47 50
Fax: +49 40 37 64 46 27

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Representative Offices

Brussels
Rue de l'Amazone 2
B-1050 Bruxelles
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

Leipzig
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1/-3
Fax: +49 3 41 9 60 61 40

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: +44 20 76 38 09 52
Fax: +44 20 76 38 09 53

Liaison Offices

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 2 12 7 03-41 10
Fax: +1 2 12 7 03-41 01

Tokyo
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi
Chiyoda-Ku
Tokyo 100-0005
Tel.: +81 3 52 93-93 35
Fax: +81 3 52 93-90 29

Chairman of the Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Member of the Board
of Managing Directors,
Commerzbank AG

Board of Managing Directors

Hubert Schulte-Kemper
Chairman

Michael Fröhner

Harald Pohl

Press Release

concerning the Interim Report of Hypothekenbank in Essen AG as of September 30, 2002

"Despite the difficult overall economic setting, Hypothekenbank in Essen AG is able to report a satisfactory business result for the first three quarters of 2002," said Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors.

The operating result as of September 30, 2002 came to €95.8m (€94.3m), while the balance sheet total stood at €69.8bn (€69.6bn as of 31.12.2001).

Since the beginning of the year, the world economy has returned to a slightly expansionary course. "However, given that the global economy is dependent on the developments in the United States, and in view of additional threats to economic recovery, such as the persistent stock market malaise and soaring oil prices, this economic upturn is on shaky ground," Mr. Schulte-Kemper explained. Against this background, the ECB abandoned its bias to raise interest rates, which it had maintained until summer this year due to the fact that inflation in the euro area continued to exceed the ECB's 2% target.

Over the past few weeks, however, more and more capital market participants have come to expect that the ECB will loosen its monetary reins before the end of this year. This revised assessment of the interest rate environment, in conjunction with "safe haven" purchases resulting from ailing stock markets, led to a sharp decline in yields for all maturity segments.

According to Mr. Schulte-Kemper, Essen Hyp anticipated these developments in advance and adopted adequate strategies in its asset and liabilities management. Now the bank can reap the fruit of its labor. Contrary to the sector as a whole, Essen Hyp is able to report an increase to €12.5bn in its public-sector lending business, over €10.8bn in the previous year.

Of this amount, loans to public-sector entities and institutions governed by public law account for €3.8bn (€4.0bn), while €8.7bn (€6.8bn) relate to securities issued by other borrowers, which are eligible for cover. In addition to this, the bank took securities issued by other borrowers, which are not eligible for cover, amounting to €1.8bn (€3.1bn) onto its books.

As far as property financing is concerned, Essen Hyp succeeded in continuing the positive trend that was already visible in the first half of this year. Having made substantial efforts to expand its mortgage lending activities, and in particular lending against commercial properties outside Germany, Essen Hyp was able to fulfill its ambitious business objectives in this segment.

Mr. Schulte-Kemper emphasized that domestic retail lending, which is greatly benefiting from the allocation of new loans by Essen Hyp's parent company, the Commerzbank AG, will

continue to play an important role in the bank's business strategy. The bank succeeded in strengthening its market position in this business segment, especially by offering loans to young families at preferential terms. Essen Hyp's position in retail lending will be further buttressed by the fact that a major loan broker will forward retail loans to Essen Hyp via the Commerzbank, starting in the final quarter of this year.

According to Mr. Schulte-Kemper, Essen Hyp's new mortgage lending commitments totaled €927m (€618m) as of September 30, 2002. Of this figure, private mortgage lending accounted for €487m (€426m), while €440m (€192m) related to commercial property financing transactions.

Mr. Schulte-Kemper added that the expansion of Essen Hyp's international property financing activities is making great strides, which reflects the bank's international orientation.

As of September 30, 2002, Essen Hyp's new European mortgage lending commitments, less Germany, totaled €278m (€2.0m), with the UK accounting for the vast majority of this figure. This success is to a great extent due to the bank's UK representative office, which has quickly made a name for itself on the market. The United Kingdom, France, the Benelux countries and Spain continue to be Essen Hyp's key property markets in Europe. The bank's property financing activities will be additionally boosted by a new representative office in Paris, which will be opened in the beginning of 2003.

Apart from these European countries, Essen Hyp's particular focus is on mortgage lending in the United States. The bank plans to open a representative office in New York in the beginning of 2003. Indeed, the first loan agreements were concluded in July this year, following the amendment of the German Mortgage Bank Act (*HBG*).

In order to refinance the bank's lending activities, bonds totaling €16.9bn (€22.5bn) were placed on the capital markets. In addition to this, Essen Hyp made use of its Commercial Paper Program for short-term funding. The total volume of funds raised under this program came to €8.6bn in the first three quarters of 2002 (€7.8bn).

"Despite an increase in commission expenses due to the higher volume of mortgage loans generated via our parent company, net interest and commission income rose by 7.4% and came to €151.0m against €140.6m in the previous year," Mr. Schulte-Kemper reported.

At the same time, general operating expenses were kept at their low level and stood at €17.0m (€17.2m).

Mr. Schulte-Kemper pointed to the bank's highly favorable cost income ratio of just 11.3% - an excellent figure compared to its competitors, which also clearly reflects the lean and cost-efficient organizational structure of Hypothekenbank in Essen AG.

Provision for possible loan losses was increased by €6.9m and came to €47.0m. Based upon very conservative estimates, this figure takes into account all recognizable credit risks.

The balance of other operating income and expenses totaled €8.8m, which is a decrease by €2.2m compared to the previous year. However, it should be taken into account that the previous year's figure includes non-recurring effects from the disposal of participating interests. The bank's operating result before tax as of September 30, 2002 thus comes to €95.8m (€94.3m), a 1.6% increase over the previous year.

Looking back on the satisfactory business development in the first three quarters of this year, Mr. Schulte-Kemper took an optimistic view with regard to the final quarter. Especially in view of the successful intensification of the bank's property financing activities, Essen Hyp faces the future with confidence. However, Mr. Schulte-Kemper stressed that, besides the distribution of a satisfactory dividend to the bank's shareholders, it will be important to retain profits in order to back the bank's growth strategy in the property financing segment.

Key Figures of Hypothekenbank in Essen AG

	30.09.2002 in € m	30.09.2001 in € m	Change in %
New lending commitments			
Public-sector loans and securities issued by other borrowers	14,253.6	13,866.4	2.8 %
Mortgage loans	926.6	618.2	49.9 %
The bank's funding			
Medium-/long-term *Pfandbriefe* and other bonds	7,358.2	13,488.1	-45.4 %
Short-term	9,516.1	8,981.7	5.9 %
of which: CP Program	8,571.2	7,775.0	10.2 %
(current program utilization)	1,537.6	1,975.3	
Profit and loss account			
Net interest and commission income	151.0	140.6	7.4 %
General operating expenses	17.0	17.2	-1.2 %
Balance of other operating income and expenses	8.8	11.0	-20.0 %
Operating result before provision for possible loan losses	142.8	134.4	6.2 %
Provision for possible loan losses	-47.0	-40.1	17.2 %
Operating result	95.8	94.3	1.6 %

	30.09.2002 in € m	31.12.2001 in € m	Change in %
Figures from the balance sheet			
Balance sheet total	69,844.9	69,553.1	0.4 %
Claims			
Mortgage loans	3,542.7	3,002.6	18.0 %
Public-sector loans	36,354.9	36,841.4	-1.3 %
Securities issued by other borrowers	24,101.0	24,349.4	-1.0 %
Liabilities			
Mortgage *Pfandbriefe*	1,740.4	1,305.5	33.3 %
Public-sector *Pfandbriefe*	53,005.1	54,519.1	-2.8 %
Capital structure			
Subscribed capital	201.3	201.3	0.0 %
Reserves	352.6	352.6	0.0 %
Profit-sharing certificates	278.6	278.6	0.0 %
Subordinated liabilities	295.9	298.5	-0.9 %

Order Service

These items are available:

- [ ] Interim Report September 30,2002 English
- [ ] Interim Report September 30,2002 German
- [ ] Annual Report 2001 English
- [ ] Annual Report 2001 German
- [ ] Annual Report 2000 English
- [ ] Annual Report 2000 German
- [ ] Annual Report 1999 English
- [ ] Annual Report 1999 German
- [ ] Annual Report 1998 English
- [ ] Annual Report 1998 German

Please forward this order to:

Surname	
First name	
Street	
Town	
Postal code / Zip code	
Country	
E-mail	@
Phone	
Fax	

Submit Reset

Credit Research

Overview

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

- **Investment of available funds**

Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

- Overview of ratings

Code of Conduct

- Outline

Mortgage Loans

Breakdown of mortgage portfolio
- domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of non-cover loans
- Loans with a LTV > 60%

Breakdown of new lending commitments
- domestic loans by type of property, region and LTV
- foreign loans by type of property, country and LTV

All figures are updated periodically (see Overview of updates).

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch — as of November 30, 2002

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	20,197	40.17
AA+ / Aa1 / AA+	7,618	15.15
AA / Aa2 / AA	6,664	13.25
AA- / Aa3 / AA-	3,101	6.17
A+/A1/A+	1,059	2.11
A / A2/ A	850	1.69
A- / A3 / A-	1,090	2.17
BBB+ / Baa1 / BBB+	212	0.42
BB- / Ba3 / BB-	50	0.10
Without rating *	9,435	18.77
Total	**50,276**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	4,403	8.76
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,467	8.88
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	565	1.12
Total	**9,435**	**18.77**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 50,276 m

Information as permitted
by banking confidentiality.

as of November 30, 2002

Please click on the different parts of the pie chart for further information.


Public-sector banks and savings banks
32.51 %
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
8.88 %
Loans within the EU
12.37 %
Federal Government of Germany, Federal Government's special fund and "Laender" (individual German states)
46.24 %

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	23,248	46.24
Public-sector banks and saving banks	16,344	32.51
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,467	8.88
Loans within the EU	6,217	12.37
Total	**50,276**	**100.00**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 50,276 m

Information as permitted
by banking confidentiality.

by borrower as of November 30, 2002

Public-sector banks and savings banks	in Euro m
Public-sector banks	13,354

Savings banks in	in Euro m
Baden-Wuerttemberg	383
Bavaria	134
Berlin	0
Brandenburg	0
Bremen	10
Hamburg	20
Hesse	86
Lower Saxony	480
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	1,609
Rhineland-Palatinate	18
Saarland	38
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	164
Thuringia	0
Mortgage loans guaranteed by the public-sector	48
Total	**16,344**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 50,276 m

Information as permitted
by banking confidentiality. by borrower as of November 30, 2002

Loans within the EU	in Euro m
Public-sector banks in EU member states	1,028
EU member states	2,780
EU regional governments	1,231
EU member states' cities and municipalities	139
Loans guaranteed by EU member states	902
EU institutions	137
Total	**6,217**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 50,276 m

Information as permitted
by banking confidentiality.

by borrower as of November 30, 2002

Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	4,052
Federal Government's Special Fund	1,918
Laender (individual German Federal States)	17,278
Total	**23,248**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 50,276 m

Information as permitted
by banking confidentiality.

by borrower as of November 30, 2002

Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	258
Bavaria	366
Berlin	14
Brandenburg	9
Bremen	159
Hamburg	286
Hesse	228
Lower Saxony	607
Mecklenburg-Western Pomerania	37
North Rhine-Westphalia	1,812
Rhineland-Palatinate	188
Saarland	115
Saxony	7
Saxony-Anhalt	2
Schleswig-Holstein	370
Thuringia	9
Total	**4,467**

Public-sector loans

Breakdown of cover pool by countries

as of November 30, 2002

by countries	in Euro m	in %
Austria	841	1.67
Belgium	320	0.64
EU Institutions	137	0.27
Finland	51	0.10
France	511	1.02
Germany	44,059	87.63
Greece	750	1.49
Ireland	0	0.00
Italy	797	1.59
Portugal	210	0.42
Spain	857	1.70
Sweden	118	0.23
The Netherlands	144	0.29
The United States*	112	0.22
Other	1,369	2.72
Total	**50,276**	**100.00**

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.

Public-sector loans

Breakdown of cover pool by risk weighting

as of November 30, 2002

Risk weighting	in Euro m	in %
0%	31,825	63.30
10%	6,164	12.26
20%	12,237	24.34
100%	50	0.10
Total	**50,276**	**100.00**

Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

		in Euro m
Date	Nominal Derivatives	Market Value Derivatives
30/11/2002	111.52	-8.23
31/10/2002	111.52	-8.23
30/09/2002	111.52	-8.58

Public sector loans - Cover pool at market value

Development / Stress scenario

Nominal amount — as of October 31, 2002

in Euro bn	Nominal value	Current market value	Market value with interest rates rising by 100 bp	Market value with interest rates falling by 100 bp
Cover pool	51.38	53.52	50.57	56.80
Public-sector *Pfandbriefe*	-50.13	-51.03	-49.43	-52.73
Surplus cover	1.25	2.49	1.14	4.07
Surplus cover of *Pfandbriefe* outstanding	2.5%	4.9%	2.3%	7.7%

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
30/11/2002	49,272.87	50,275.99	1,003.12	2.0	175.50	0.4	2.4
31/10/2002	50,137.76	51,380.30	1,242.54	2.5	56.60	0.1	2.6
30/09/2002	51,635.61	52,759.97	1,124.36	2.2	194.00	0.4	2.6
31/08/2002	51,754.18	52,615.60	861.42	1.7	93.70	0.2	1.8
31/07/2002	51,926.88	53,197.72	1,270.84	2.4	521.96	1.0	3.5
30/06/2002	53,120.45	54,343.48	1,223.03	2.3	190.28	0.4	2.7
31/05/2002	52,129.00	52,928.70	799.70	1.5	333.40	0.6	2.2
30/04/2002	52,193.89	53,370.18	1,176.29	2.3	246.40	0.5	2.7
31/03/2002	52,058.05	53,049.26	991.21	1.9	114.60	0.2	2.1
28/02/2002	51,320.90	52,194.60	873.70	1.7	259.07	0.5	2.2
31/01/2002	59,986.62	51,578.17	591.55	1.2	589.90	1.2	2.3
31/12/2001	52,857.17	54,057.91	1,200.74	2.3	28.71	0.1	2.3
30/11/2001	50,556.70	52,539.98	1,983.28	3.9	108.00	0.2	4.1
31/10/2001	50,077.38	51,321.95	1,244.57	2.5	18.25	0.0	2.5
30/09/2001	48,429.43	50,503.98	2,074.55	4.3	193.66	0.4	4.7
31/08/2001	48,434.24	50,702.67	2,268.43	4.7	159.22	0.3	5.0
31/07/2001	47,943.44	50,240.65	2,297.21	4.8	259.89	0.5	5.3
30/06/2001	46,462.06	49,086.61	2,624.55	5.6	82.49	0.2	5.8
31/05/2001	46,462.84	47,557.00	1,094.16	2.4	151.30	0.3	2.7
30/04/2001	46,491.81	48,364.85	1,873.04	4.0	36.85	0.1	4.1
31/03/2001	47,107.41	48,461.91	1,354.50	2.9	161.00	0.3	3.2
28/02/2001	48,128.51	48,827.83	699.32	1.5	239.03	0.5	2.0
31/01/2001	48,270.30	49,018.78	748.48	1.6	221.44	0.5	2.1

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch — 01.01.2002 - 30.11.2002

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	4,288	32.31
AA+ / Aa1 / AA+	1,925	14.51
AA / Aa2 / AA	3,426	25.82
AA- / Aa3 / AA-	1,911	14.40
A+/A1/A+	60	0.45
A / A2/ A	130	0.98
A- / A3 / A-	145	1.09
Without rating *	1,385	10.44
Total	**13,270**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	946	7.13
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	341	2.57
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	98	0.74
Total	**1,385**	**10.44**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

01.01.2002 - 30.11.2002

Please click on the different parts of the pie chart for further information.


Public-sector banks
and savings banks
36.79 %
Loans
within
the EU
23.75 %
2.58 %
Cities, municipalities,
non-profit organizations
and loans guaranteed
by municipal authorities
Federal Government of Germany,
Federal Government's special fund
and "Laender"
(individual German states)
36.88 %

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	4,894	36.88
Public-sector banks and saving banks	4,882	36.79
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	342	2.58
Loans within the EU	3,152	23.75
Total	**13,270**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

by borrower 01.01.2002 - 30.11.2002

Public-sector banks, Private banks and savings banks	in Euro m
Public-sector banks and Private banks	4,505
Savings banks in	in Euro m
Baden-Wuerttemberg	20
Bavaria	10
Hesse	10
Lower Saxony	18
North Rhine-Westphalia	287
Schleswig-Holstein	32
Total	**4,882**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

by borrower 01.01.2002 - 30.11.2002

Loans within the EU	in Euro m
Public-sector banks in EU member states	227
EU member states	2,192
EU regional governments	635
Loans guaranteed by EU member states	98
Total	**3,152**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

by borrower 01.01.2002 - 30.11.2002

Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	1,558
Laender (individual German Federal States)	3,336
Total	**4,894**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

by borrower 01.01.2002 - 30.11.2002

Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	10
Bavaria	4
Hamburg	45
Hesse	1
Lower Saxony	2
North Rhine-Westphalia	79
Saxony-Anhalt	1
Schleswig-Holstein	200
Total	**342**

Public-sector loans - Breakdown of new lending commitments

by countries

01.01.2002 - 30.11.2002

by countries	in Euro m	in %
Austria	323	2.43
Belgium	115	0.87
Germany	10,118	76.25
Greece	130	0.98
Italy	1,030	7.76
Portugal	669	5.04
Spain	410	3.09
The Netherlands	200	1.51
Others	275	2.07
Total	**13,270**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by risk weighting

01.01.2002 - 30.11.2002

Risk weighting	in Euro m	in %
0%	7,952	59.92
10%	2,330	17.56
20%	2,988	22.52
Total	**13,270**	**100.00**

Credit Research

Risk Report

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization so that we can identify, quantify and qualify potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities. Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.

The business activities of mortgage banks as specialized banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative communiqués issued by the German Federal Financial Supervisory Agency (BAFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are as such characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also, to an increasing extent, operational risks, play a key role.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk. Market risks hold the danger of losses resulting from adverse changes relating to prices or price-influencing parameters. In this context, interest rate risks are particularly important for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.

Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to an insufficient market depth or market disturbances, deals either cannot be wound up, or if so only with losses.

Credit and counterparty risks consist of the partial or total default of a legally binding contractual commitment by one of the parties thereto.

Within the meaning of the Basel Consultation Paper, Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal processes, staff, technology or external processes. Legal risks resulting from the legal framework, legal actions and contracts are also included in our understanding of operational risks.

Risk management structure - Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	"Market Conformity Checking"Department

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department
Retail customers (mortgage loans)	Property Financing Department Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department Notifying and Credit Research Department
Monitoring of compliance with credit limits	'Market Conformity Checking' Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department
Proposals for an appropriate risk provision with regard to non-performing mortgage loans	Property Financing Department Mortgage Lending Risk Management Department Legal Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk acceptance. The acceptance of risks is the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks, which are then countered with suitable measures.

Risk monitoring

Market risks - Value at risk. The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from fixed-interest surplus positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitragefree zero-coupon discount factors are calculated daily on a weighted base of the current public-sector Pfandbrief yields and swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key

figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is executed by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The sixth-highest loss calculated by this method is recorded as the upper limit for losses or value at risk (VaR), whereby the assumption for the VaR is a holding period of the positions of one business day and a loss probability (confidence level) of 97.5%. The VaR of the whole portfolio describes the bank's aggregate market risk.

The efficiency and practical relevance of this method are monitored with the help of back-testing procedures. The projected VaR is compared to the actual market value changes on a daily basis. Due to the application of the double standard deviation – and a resulting unilateral confidence level of 97.5% as a maximum risk potential – the discrepancies between the VaR calculated on the previous day and the actual change in value not only serve as a tool to monitor the applied system but are also taken into account in the calculation of future values at risk. During the year 2001 there were 13 cases of adverse changes in value compared to the VaR calculated on the previous day. In two cases the VaR was exceeded by less than 10% and in three cases by less than 15%. This was due to the fact that volatility on the financial markets continually increased in the course of the year. When assuming a confidence level of 99%, the VaR was exceeded in no more than three cases.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses is fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The Board of Managing Directors, in co-operation with the Loans Committee of the Supervisory Board, fixes limits for the VaR (confidence level of 97.5%), as well as for worst case scenarios (confidence level of up to 100%). These limits have to be complied with at all times.

At the beginning of the period under review the VaR limit was lowered by 21%, compared to the previous year's limit. The VaR utilization of the authorized limit came to 82.5% as of December 31, 2001 and to 79.1% on an annual average. The utilization of the limit for worst case scenarios stood at 46.6% on the balance sheet day, while the annual average was 56.4%. In this context, it has to be taken into account that the worst case scenario was redefined in 2001 by applying higher scenario values (the most extreme changes seen during the past 10 years were taken as a basis).

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses by means of historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to the point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and as an annual average in percent of the authorized limit in 2001 in %



'Traffic light system'. Pursuant to the requirements set out by the German Federal Financial Supervisory Agency (BAFin), valid since April 2001 and binding on all German mortgage banks, Essen Hyp not only calculates the VaR, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are executed for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BAFin in accordance with Section 10 of the German Banking Act (KWG).

These figures calculated on a daily basis. In December 2001, for example, the average limit utilization within this 'traffic light system' came to 14.27% while it stood at 9.69% on the balance sheet date. We not only report this data to the rating agencies Moody's, Standard & Poor's and Fitch, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 15.3% (percentage required by law: 8%) and a core capital ratio of 7.7% (percentage required by law: 4%) as of December 31, 2001, Essen Hyp has 'free capital' at its disposal. In addition to the limitation of interest rate risks in accordance with the BAFin stipulations and by means of our VaR calculations, this free capital serves as a further 'risk buffer' within the bank's overall risk framework.

Internal reporting. The Board of Managing Directors and the Head of Treasury are provided with information on the development of the market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Furthermore, the Head of Treasury reports on the bank's short-term and longterm liquidity situation in the course of the weekly Board meetings.

On a monthly basis, the Board of Managing Directors receives a detailed report worked out by the Controlling Department, providing, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. In addition to this, the monthly report worked out by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account items. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 88.6% of the balance

sheet total, public-sector loans and loans to credit institutions governed by private law constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31st, 2001, the volume of this portfolio came to € 61.5bn, including pro-rata interest of € 1.6bn.

The breakdown of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

The high quality of our public-sector cover assets, amounting to € 54.1bn as of December 31, 2001, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 68.0% of these assets are classified at a risk weighting of 0%, 11.5% at 10% and 20.5% at 20%. An analysis of the loan portfolio based upon rating considerations reveals that 50.6% of the assets have been awarded a triple A, 30.9% a double A and 3.8% a single A. Those assets which were not rated by an external rating agency, i.e. 14.7% of the total loan volume, include loans to German public-sector bodies (52.9%) and public-sector banks (46.9%), whose excellent credit quality was confirmed by our internal credit quality analysis.

Ratings of our cover assets **as of Dec 31, 2001**

Standard & Poor`s / Moody`s / Fitch	in € m	in %
AAA / Aaa / AAA	27,330	50.6
AA+ / Aa1 / AA+	7,573	14.0
AA / Aa2 / AA	6,074	11.2
AA- / Aa3 / AA-	3,068	5.7
A / A2 / A	1,035	1.9
A+ / A1 / A+	1,011	1.9
not rated	7,967	14.7
Total	**54,058**	**100.0**

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to credit institutions governed by private law, as well as to foreign public-sector bodies. Our non-cover transactions (excluding derivatives) with these counterparties amounted to € 5.1bn as of December 31, 2001. While 32.5% of these counterparties were rated double A, 50.0% were rated single A and 9.6% triple B. Loans totaling € 0.4bn received an external rating below triple B or were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is published in detail on our website. These figures are updated periodically.

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling € 1.1bn in the form of securities that are listed on European stock markets to certain Central and Eastern European reform countries. These securities have an average maturity of seven and a maximum maturity of nine years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces the counterparty risk by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 70 of the Notes on the Bank's Annual Accounts).

Counterparty ratings **in € m/remaining time to maturity**

Rating	< 1 year	1-5 years	> 5 years	Total
Triple A	329	619	1,385	2,333
Double A	3,816	27,219	20,789	51,824

Single A	5,014	24,291	29,461	58,766
not rated	507	8,639	12,860	22,006
Total	**9,666**	**60,768**	**64,495**	**134,929**

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings	in € m/remaining time to maturity			
Rating	< 1 year	1-5 years	> 5 years	Total
Double A	369	4,235	8,694	13,298
Single A	0	1,775	2,053	3,828
Total	**369**	**6,010**	**10,747**	**17,126**

No derivatives for a collateralization at market values. In the framework of the 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz) and the related amendments to the German Mortgage Bank Act (HBG), it is planned to permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding Pfandbriefe, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the Pfandbriefe outstanding is a prerequisite for issuing Pfandbriefe.

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, which is assisted by a special working group on risk management, and our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned. Based upon this valuation, which is carried out by our own certified valuers, the lending value – and thus the amount of the loan – is determined. The sustainable income from a charged property must at all times exceed the interest and principal payments due to our bank. For the timely recognition of credit risks, we established an early warning system which enables us to plot recognizable and latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse market-induced impact on the quality of the property location. The Loans Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount prior to each of its periodical Committee meetings.

Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law. Based upon thorough analyses, the operational units continually make assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to evaluate the liquidity situation, it is important that the assets relating to public-sector loans are extremely liquid and can consequently be sold at short notice, if required, in order to generate liquidity. The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves.

Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to this Grundsatz was 1.38 at the end of the year (required ratio: 1.0).

Operational risks

Apart from the 'classical' counterparty and market risks, operational risks are becoming ever more important in the banking business. This aspect is also stressed in the Consultation Paper adopted by the Basel Committee on Banking Supervision in January 2001 (Basel II), which stipulates that operational risks will have to be backed by equity capital in the future.

In 2001 we established the organizational framework for the management and controlling of operational risks, and have thus already anticipated the requirements expected to be laid down by Basel II. As a first step, the risks that are relevant to Essen Hyp were categorized according to their causes. At the same time, the tasks and responsibilities relating to the risk management process were laid down in an organizational manual that is available to all employees. In the third quarter of 2001 we then introduced, for the entire bank, a structured self assessment system in order to identify and assess operational risks. All departments and divisions were analyzed on the basis of this self assessment. This qualitative risk analysis not only aims at ensuring the early recognition of potential risks, but also at improving our procedural organization. In January 2002 we started to systematically record all operational risk losses within the framework of a Group project. This data will be analyzed and incorporated in a loss event database for the entire Group. We are convinced that Essen Hyp's system for the management and controlling of operational risks will, as far as we can see today, meet the requirements set out in the standardized approach under Basel II. Thanks to our internal records and the Group's loss event database, Essen Hyp will have comprehensive data on operational risks at its disposal by the time Basel II comes into effect.

However, even before the introduction of these self assessments, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to selected specific issues, we have sought external advice from consultants and other specialists. We have, for instance, tasked a consulting agency to analyze our EDP equipment and software, plus our structural and procedural organization, in order to gauge whether they meet future requirements. In this context it was necessary to anticipate internal and external requirements for the next five years. This analysis arrived at the conclusion that the bank's existing systems are future-orientated and targeted to coming requirements.

Our central computer systems and training schemes are two further examples to illustrate the preventive measures that have been taken in order to eliminate operational risks. To rule out emergency situations, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Thus a trouble-free 24-hour data flow is ensured. Moreover, we launched a qualification program for our employees in the operational units and in the back office in 2001 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors in processing that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard

constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized, and, at the same time, we can equally make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the risks resulting from them.

Internal auditing

Internal auditing forms an important part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-orientated inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department.

Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase. Consequently, issues relating to risk management will become more and more relevant for the bank's strategic considerations. In this context Essen Hyp will utilize considerable human and technological resources in order to refine its risk management instruments. The enhancement of our risk management system, to be implemented in the years to come, will mainly focus on assigning to the existing recognizable and potential risks an appropriate, e.g. comprehensible, capital allocation pursuant to the recommendations of the Basel Committee on Banking Supervision.

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
30/11/2002	60.6	69.8
31/10/2002	72.4	69.8
30/09/2002	75.8	69.8
31/08/2002	75.1	69.8
31/07/2002	63.6	69.8
30/06/2002	68.8	69.8
31/05/2002	70.6	69.8
30/04/2002	73.1	69.8
31/03/2002	72.4	69.8
28/02/2002	70.0	69.8
31/01/2002	74.1	69.8
31/12/2001	82.5	79.1
30/11/2001	88.9	79.1
31/10/2001	78.2	79.1
30/09/2001	81.1	79.1
31/08/2001	75.2	79.1
31/07/2001	77.7	79.1
30/06/2001	77.9	79.1
31/05/2001	77.6	79.1
30/04/2001	67.3	79.1
31/03/2001	80.3	79.1
28/02/2001	71.6	79.1
31/01/2001	74.5	79.1

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
30/11/2002	63.4	56.0
31/10/2002	55.6	56.0
30/09/2002	52.4	56.0
31/08/2002	57.0	56.0
31/07/2002	49.5	56.0
30/06/2002	55.4	56.0
31/05/2002	60.8	56.0
30/04/2002	67.3	56.0
31/03/2002	54.6	56.0
28/02/2002	58.3	56.0
31/01/2002	64.0	56.0
31/12/2001	46.6	56.4
30/11/2001	60.3	56.4
31/10/2001	63.5	56.4
30/09/2001	65.8	56.4
31/08/2001	62.9	56.4
31/07/2001	68.9	56.4
30/06/2001	52.7	56.4
31/05/2001	62.6	56.4
30/04/2001	56.6	56.4
31/03/2001	43.9	56.4
28/02/2001	38.2	56.4
31/01/2001	40.0	56.4

Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BAFin).

Date	Average utilization
30/11/2001	16.45%
31/10/2002	16.75%
30/09/2002	14.56%
31/08/2002	12.79%
31/07/2002	11.84%
30/06/2002	15.98%
31/05/2002	16.93%
30/04/2002	15.73%
31/03/2002	12.77%
28/02/2002	15.28%
31/01/2002	13.69%
31/12/2001	14.27%
30/11/2001	16.60%

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.1% (percentage required by law: 8%) and a core capital ratio of 6.1% (percentage required by law: 4%) as of November 30, 2002, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1200
1000
800
600
400
200
0
liable capital not tied up by risk assets
20% limit
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Nov 01 Dec 01 Jan 02 Feb 02 Mar 02 Apr 02 May 02 Jun 02 Jul 02 Aug 02 Sep 02 Oct 02 Nov 02

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
30/11/2002	4.0	6.1	8.0	12.1
31/10/2002	4.0	6.2	8.0	12.4
30/09/2002	4.0	6.2	8.0	12.4
31/08/2002	4.0	6.6	8.0	13.2
31/07/2002	4.0	6.8	8.0	13.5
30/06/2002	4.0	6.7	8.0	13.3
31/05/2002	4.0	7.0	8.0	14.1
30/04/2002	4.0	7.1	8.0	14.2
31/03/2002	4.0	7.2	8.0	14.5
28/02/2002	4.0	7.4	8.0	14.8
31/01/2002	4.0	7.6	8.0	15.2
31/12/2001	4.0	7.7	8.0	15.3
30/11/2001	4.0	8.0	8.0	15.9
31/10/2001	4.0	7.8	8.0	15.6
30/09/2001	4.0	8.1	8.0	16.2
31/08/2001	4.0	8.0	8.0	16.1
31/07/2001	4.0	7.8	8.0	15.6
29/06/2001	4.0	7.9	8.0	15.8
31/05/2001	4.0	8.5	8.0	17.1
30/04/2001	4.0	8.3	8.0	16.5
31/03/2001	4.0	9.4	8.0	18.5
28/02/2001	4.0	8.4	8.0	16.7
31/01/2001	4.0	8.2	8.0	16.1

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
30/11/2002	1.31	1.0
31/10/2002	1.24	1.0
30/09/2002	1.24	1.0
31/08/2002	1.68	1.0
31/07/2002	1.46	1.0
30/06/2002	1.75	1.0
31/05/2002	1.40	1.0
30/04/2002	1.92	1.0
31/03/2002	1.55	1.0
28/02/2002	1.34	1.0
31/01/2002	1.96	1.0
31/12/2001	1.38	1.0
30/11/2001	1.38	1.0
31/10/2001	1.89	1.0
30/09/2001	1.79	1.0
31/08/2001	1.55	1.0
31/07/2001	1.32	1.0
29/06/2001	1.30	1.0
31/05/2001	1.75	1.0
30/04/2001	1.36	1.0
31/03/2001	1.08	1.0
28/02/2001	1.17	1.0
31/01/2001	1.52	1.0

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch as of November 30, 2002

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.21
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	36	0.82
AA- / Aa3 / AA-	1,073	24.50
A+ / A1 / A+	1,005	22.95
A / A2 / A	1,098	25.07
A- / A3 / A-	759	17.33
BBB+ / Baa1 / BBB+	55	1.26
BBB / Baa2 / BBB	99	2.26
BBB- /Baa3 /BBB-	95	2.17
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	150	3.43
Total	**4,379**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	50	33.33
International credit institutions	0	0.00
Other (e.g. financial institutions)	100	66.67
Total	**150**	**100.00**

Breakdown of non-cover assets

by borrowers

as of November 30, 2002

by borrowers	in Euro m	in %
National credit institutions	1,462	33.39
Foreign Governments and municipalities	311	7.10
International credit institutions	1,633	37.29
Other foreign financial institutions (guaranteed by national or international credit institutions)	764	17.45
Others	209	4.77
Total	**4,379**	**100.00**

Breakdown of non-cover assets

by countries

as of November 30, 2002

by countries	in Euro m	in %
Germany	**1,522**	34.76
EU member states without Germany		
The Netherlands	1,084	24.75
France	297	6.78
Austria	312	7.12
Belgium	0	0.00
Great Britain	203	4.64
Italy	200	4.57
Irland	80	1.83
Portugal	100	2.28
Spain	20	0.46
Sweden	135	3.08
Total EU without Germany	**2,431**	
Others	114	2.60
EU candidate countries	312	7.12
Total	**4,379**	**100.00**

Breakdown of non-cover assets

by risk weighting

as of November 30, 2002

Risk weighting	in Euro m	in %
0%	109	2.49
10%	278	6.35
20%	2,980	68.05
100%	1,012	23.11
Total	**4,379**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch 01.01.2002 - 30.11.2002

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AA / Aa2 / AA	56	2.51
AA- / Aa3 / AA-	632	28.35
A+ / A1 / A+	395	17.72
A / A2 / A	561	25.17
A- / A3 / A-	560	25.12
Without rating *	25	1.12
Total	**2,229**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	25	100.00
Total	**25**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by borrowers

01.01.2002 - 30.11.2002

by borrowers	in Euro m	in %
National credit institutions	941	42.22
Foreign Governments and municipalities	65	2.92
International credit institutions	374	16.78
Other foreign financial institutions (guaranteed by national or international credit institutions)	609	27.32
Others	240	10.77
Total	**2,229**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by countries

01.01.2002 - 30.11.2002

by countries	in Euro m	in %
Germany	**1,041**	46.70
EU member states without Germany		
The Netherlands	542	24.32
France	118	5.29
Austria	55	2.47
Great Britain	142	6.73
Italy	100	4.49
Sweden	110	4.93
Total EU without Germany	**1,067**	
Others	56	2.51
EU candidate countries	65	2.92
Total	**2,229**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by risk weighting

01.01.2002 - 30.11.2002

Risk weighting	in Euro m	in %
10%	325	14.58
20%	1,047	46.97
100%	857	38.45
Total	**2,229**	**100.00**

Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

Date	Liable own capital	Total volume of assets rated below A3 or A-	in %
30.11.2002	1,103	397.6	36.03
31.10.2002	1,102	443.9	40.26

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity **as of November 30, 2002**

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	275.2	0.59	14,494.2	11.90	5,316.8	7.27	20,086.1	8.31
Double A	22,292.0	47.57	48,401.5	39.73	32,169.1	43.96	102,862.7	42.53
Single A	24,294.3	51.84	58,703.5	48.19	35,395.6	48.37	118,393.5	48.95
Not rated			215.0	0.18	292.6	0.40	507.5	0.21
Total	**46,861.5**	**100.00**	**121,814.2**	**100.00**	**73,174.1**	**100.00**	**241,849.8**	**100.00**

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **as of November 30, 2002**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	44,230.6	94.39	119,771.0	98.32	70,504.5	96.35	234,506.1	96.96
Swaptions	663.6	1.42	851.9	0.70	1,702.5	2.33	3,218.0	1.33
Other interest rate derivatives	530.0	1.13	357.9	0.29	425.0	0.58	1,312.9	0.54
Currency swaps	1,437.3	3.07	833.4	0.68	542.1	0.74	2,812.8	1.16
Total	**46,861.5**	**100.00**	**121,814.2**	**100.00**	**73,174.1**	**100.00**	**241,849.8**	**100.00**

Ratings

Overview

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook negative)	A2 (outlook negative)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Standard & Poor's	Recent rating analysis as of Feb 07, 2002, ratings as of Oct 08, 2002.
Moody's	Rating analysis as of June 2002.
Fitch	Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo Pfandbriefe.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo Pfandbriefe, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information is now being complemented by further details in accordance with the provisions of the Code of Conduct.

	Already published on our Credit Research sites	New on our Credit Research sites
New public-sector lending commitments		X
New mortgage lending commitments		X
Public-sector cover pool	X	
Mortgage cover pool	X	
Derivatives	X	
Derivatives serving as cover		X
Cover pools at market value / development and stress scenarios		X
Interest rate risk	X	
Compliance with the self-restrictions regarding the investment of available funds		X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Download as PDF

Commercial Properties in Euro m **as of September 30, 2002**

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	409.6	37.7	1.3	0.3	15.9	14.1	1.9	7.0	0.0	0.0	427.4	33.9
	West **	166.0	15.3	67.4	17.6	36.7	32.6	8.0	29.3	16.4	47.1	227.1	18.0
	East ***	24.3	2.2	25.2	6.6	2.6	2.3	0.9	3.3	1.1	3.2	28.9	2.3
Building sites	West **	0.3	0.0	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.0
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.4	0.1	0.4	0.0	0.0	1.8	0.1
	West **	58.2	5.4	37.9	9.9	7.5	6.7	1.0	3.7	0.2	0.6	66.9	5.3
	East ***	0.4	0.0	0.4	0.1	0.1	0.1	0.0	0.0	0.2	0.6	0.7	0.1
Shops	West **	131.6	12.1	102.9	26.8	5.3	4.7	0.7	2.6	0.4	1.1	138.0	10.9
	East ***	52.8	4.9	22.3	5.8	13.2	11.7	5.6	20.5	4.8	13.8	76.4	6.1
Hotels and restaurants	Foreign countries	18.0	1.7	0.0	0.0	1.0	0.9	0.0	0.0	0.0	0.0	19.0	1.5
	West **	40.6	3.7	26.0	6.8	5.5	4.9	2.4	8.8	4.2	12.1	52.7	4.2
	East ***	12.2	1.1	8.1	2.1	4.0	3.6	1.8	6.6	2.1	6.0	20.1	1.6
Other non-residential properties	West **	134.7	12.4	78.7	20.5	13.3	11.8	3.0	11.0	1.4	4.0	152.4	12.1
Warehouses and exhibition buildings	Foreign countries	5.5	0.5	0.0	0.0	0.6	0.5	0.0	0.0	0.0	0.0	6.1	0.5
	West **	29.0	2.7	12.9	3.4	6.5	5.8	1.9	7.0	4.0	11.5	41.4	3.3
	East ***	2.9	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.9	0.2
Total commercial	Foreign countries	434.4	39.9	1.3	0.3	17.9	15.9	2.0	7.3	0.0	0.0	454.3	36.0

properties	West **	560.4	51.5	326.0	85.1	74.8	66.4	17.0	62.3	26.6	76.5	678.8	53.8
	East ***	92.6	8.5	56.0	14.6	19.9	17.7	8.3	30.4	8.2	23.5	129.0	10.2
	Total	**1,087.4**	**100.0**	**383.3**	**100.0**	**112.6**	**100.0**	**27.3**	**100.0**	**34.8**	**100.0**	**1,262.1**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	West **	1,128.8	51.4	561.9	43.6	37.1	34.8	1.2	9.1	0.6	5.0	1,167.7	50.1
	East ***	96.0	4.4	34.8	2.7	4.1	3.8	0.2	1.5	0.0	0.1	100.3	4.3
Owned flats	West **	307.2	14.0	153.2	11.9	15.5	14.6	1.4	10.6	1.0	8.3	325.1	14.0
	East ***	15.1	0.7	9.0	0.7	0.8	0.8	0.1	0.9	0.1	0.8	16.1	0.7
Residen-tial con-struction for letting purposes	Foreign countries	0.7	0.0	0.6	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.9	0.0
	West **	525.3	23.9	435.7	33.8	37.0	34.7	7.7	58.2	7.9	65.2	577.9	24.8
	East ***	125.1	5.7	92.2	7.2	11.8	11.1	2.6	19.7	2.5	20.6	142.0	6.1
Total residential properties	Foreign countries	0.7	0.0	0.6	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.9	0.0
	West **	1,961.3	89.2	1,150.8	89.4	89.6	84.1	10.3	77.9	9.5	78.4	2,070.7	88.9
	East ***	236.2	10.7	136.0	10.6	16.7	15.7	2.9	22.1	2.6	21.6	258.4	11.1
	Total	**2,198.2**	**100.0**	**1,287.4**	**100.0**	**106.5**	**100.0**	**13.2**	**100.0**	**12.1**	**100.0**	**2,330.0**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	435.1	95.6	1.9	0.1	18.1	4.0	2.0	0.4	0.0	0.0	455.2	12.7
	West **	2,521.7	91.7	1,476.8	88.4	164.4	6.0	27.3	1.0	36.1	1.3	2,749.5	76.5
	East ***	328.8	84.9	192.0	11.5	36.6	9.4	11.2	2.9	10.8	2.8	387.4	10.8
	Total	**3,285.6**	**91.5**	**1,670.7**	**100.0**	**219.1**	**6.1**	**40.5**	**1.1**	**46.9**	**1.3**	**3,592.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

Download as PDF (Acrobat Reader required. Download Acrobat Reader ®)

Back | Search | FAQ | German Website | Print | Sitemap

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Download as PDF

Commercial Properties in Euro m

as of September 30, 2002

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.3
	England	380.5	0.0	15.9	1.9	0.0	398.3	87.7
	France	27.8	0.1	0.0	0.0	0.0	27.8	6.1
Factory/workshop buildings	The Netherlands	1.3	0.0	0.4	0.1	0.0	1.8	0.4
Hotels and restaurants	France	18.0	0.0	1.0	0.0	0.0	19.0	4.2
Warehouse and exhibition buildings	The Netherlands	5.5	0.0	0.6	0.0	0.0	6.1	1.3
Total commercial properties	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.3
	England	380.5	0.0	15.9	1.9	0.0	398.3	87.7
	France	45.8	0.1	1.0	0.0	0.0	46.8	10.3
	The Netherlands	6.8	0.0	1.0	0.1	0.0	7.9	1.7
	Total	434.4	1.3	17.9	2.0	0.0	454.3	100.0

Residential Properties in Euro m

as of September 30, 2002

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Total Living real estates	Belgium	0.7	0.6	0.2	0.0	0.0	0.9	100.0
	Total	0.7	0.6	0.2	0.0	0.0	0.9	100.0

Total in Euro m

as of September 30, 2002

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	2.0	1.8	0.2	0.0	0.0	2.2	0.5
	England	380.5	0.0	15.9	1.9	0.0	398.3	87.5
	France	45.8	0.1	1.0	0.0	0.0	46.8	10.3
	The Netherlands	6.8	0.0	1.0	0.1	0.0	7.9	1.7
	Total	435.1	1.9	18.1	2.0	0.0	455.2	100.0

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
30/11/2002	1.17	-0.16
30/09/2002	1.17	-0.16
31/10/2002	1.17	-0.16

Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (mortgage *Pfandbrief*)	Market value (mortgage *Pfandbrief*) with interest rate changes		Surplus cover		
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
30.11.2002	2,009.61	1,830.44	2,188.78	1,835.81	1,771.17	1,900.45	59.27	173.80	288.33
31.10.2002	1,930.40	1,757.46	2,103.34	1,718.02	1,655.48	1,780.56	101.98	212.38	322.78
30.09.2002	1,972.86	1,794.31	2,151.41	1,728.45	1,663.41	1,793.58	130.90	244.41	357.83

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover	in %	Total in %
30/11/2002	1,789.67	1,868.51	78.84	4.4	132.0	7.4	11.8
31/10/2002	1,670.73	1,797.99	127.26	7.6	46.0	2.8	10.4
30/09/2002	1,669.35	1,800.33	130.98	7.8	38.4	2.3	10.1
31/08/2002	1,626.47	1,720.36	93.89	5.8	18.5	1.1	6.9
31/07/2002	1,586.54	1,704.79	118.25	7.5	17.0	1.1	8.6
30/06/2002	1,529.00	1,635.07	106.07	6.9	40.0	2.6	9.5
31/05/2002	1,525.10	1,677.00	151.90	10.0	72.0	4.7	14.7
30/04/2002	1,542.94	1,662.70	119.76	7.8	50.0	3.2	11.0
31/03/2002	1,311.49	1,603.58	292.09	22.3	50.6	3.8	26.2
28/02/2002	1,316.71	1,581.40	264.69	20.1	28.4	2.2	22.3
31/01/2002	1,296.66	1,511.23	214.57	16.5	33.7	2.6	19.1
31/12/2001	1,261.66	1,506.24	244.58	19.4	25.9	2.1	21.4
30/11/2001	1,105.02	1,517.79	412.77	37.4	25.7	2.3	39.7
31/10/2001	1,055.05	1,506.02	450.97	42.7	38.3	3.6	46.4
30/09/2001	1,136.11	1,491.16	355.05	31.3	34.1	3.0	34.3
31/08/2001	1,143.74	1,477.76	334.02	29.2	32.6	2.9	32.1
31/07/2001	1,143.74	1,460.41	316.67	27.7	42.2	3.7	31.4
30/06/2001	1,174.15	1,449.9	275.71	23.5	41.2	3.5	30.0
31/05/2001	1,174.52	1,452.0	277.48	23.6	38.7	3.3	26.9
30/04/2001	1,150.82	1,443.3	292.45	25.4	38.9	3.4	28.8
31/03/2001	1,110.80	1,369.1	258.30	23.3	34.6	3.1	26.4
28/02/2001	1,131.15	1,364.7	233.51	20.6	34.6	3.1	23.7
31/01/2001	1,131.13	1,348.1	216.94	19.2	25.7	2.3	21.5

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
30/11/2002	12.67
31/10/2002	12.32
30/09/2002	12.35
31/08/2002	12.08
31/07/2002	12.20
30/06/2002	11.86
31/05/2002	11.76
30/04/2002	11.75
31/03/2002	11.37
28/02/2002	11.43
31/01/2002	11.73
31/12/2001	11.75
30/11/2001	11.51
31/10/2001	11.54
30/09/2001	11.04
31/08/2001	11.08
31/07/2001	11.34
30/06/2001	11.47
31/05/2001	11.71
30/04/2001	11.10
31/03/2001	11.18
28/02/2001	11.32
31/01/2001	11.38

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Download as PDF

Commercial Properties in Euro m — **01.01.2002 - 30.09.2002**

Purpose of property	Country*	LTV up to 60%	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	252.8	59.3	5.7	43.8	0.0	0.0	0.0	0.0	258.5	58.8
	West **	21.3	5.0	5.1	39.2	0.5	78.1	0.0	0.0	26.9	6.1
Factory buildings	West **	4.0	0.9	0.0	0.0	0.0	0.0	0.0	0.0	4.0	0.9
Shops	West **	3.3	0.8	0.3	2.3	0.1	15.6	0.0	0.0	3.7	0.8
Hotels and restaurants	Foreign countries	18.0	4.2	1.0	7.7	0.0	0.0	0.0	0.0	19.0	4.3
Other non-residential properties	West **	120.2	28.2	0.0	0.0	0.0	0.0	0.0	0.0	120.2	27.3
Ware-houses and exhibition buildings	West **	6.4	1.5	0.9	6.9	0.0	6.3	0.0	0.0	7.3	1.7
Total commercial properties	Foreign countries	270.8	63.6	6.7	51.5	0.0	0.0	0.0	0.0	277.5	63.1
	West **	155.2	36.4	6.3	48.5	0.6	100.0	0.0	0.0	162.1	36.9
	Total	**426.0**	**100.0**	**13.0**	**100.0**	**0.6**	**100.0**	**0.0**	**0.0**	**439.8**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	West **	283.7	61.2	8.4	45.9	0.2	9.6	0.1	3.0	292.4	60.1
	East ***	49.3	10.6	1.5	8.2	0.0	0.4	0.0	0.0	50.8	10.4

Owned flats	West **	66.6	14.4	2.8	15.3	0.2	9.6	0.2	7.5	69.8	14.3
	East ***	3.0	0.6	0.1	0.5	0.0	0.5	0.1	2.6	3.2	0.7
Residen-tial con-struction for letting purposes	West **	53.8	11.6	4.6	25.1	1.6	77.0	2.3	85.8	62.3	12.8
	East ***	7.3	1.6	0.9	4.9	0.1	2.9	0.0	1.1	8.3	1.7
Total residential properties	West **	404.1	87.1	15.8	86.3	2.0	96.2	2.6	96.3	424.5	87.2
	East ***	59.6	12.9	2.5	13.7	0.1	3.8	0.1	3.7	62.3	12.8
	Total	**463.7**	**100.0**	**18.3**	**100.0**	**2.1**	**100.0**	**2.7**	**100.0**	**486.8**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	270.8	97.6	6.7	2.4	0.0	0.0	0.0	0.0	277.5	29.9
	West **	559.3	95.3	22.1	3.8	2.6	0.5	2.6	0.4	586.6	63.3
	East ***	59.6	95.7	2.5	4.0	0.1	0.1	0.1	0.2	62.3	6.7
	Total	**889.7**	**96.0**	**31.3**	**3.4**	**2.7**	**0.3**	**2.7**	**0.3**	**926.6**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

Download as PDF (Acrobat Reader required. Download Acrobat Reader ®)

Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Download as PDF

Commercial Properties in Euro m 01.01.2002 - 30.09.2002

Purpose of property	Country*	LTV up to 60%	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	England	227.8	5.7	0.0	0.0	233.5	84.1
	France	25.0	0.0	0.0	0.0	25.0	9.0
Hotels and restaurants	France	18.0	1.0	0.0	0.0	19.0	6.8
Total commercial properties	England	227.8	5.7	0.0	0.0	233.5	84.1
	France	43.0	1.0	0.0	0.0	44.0	15.9
	Total	**270.8**	**6.7**	**0.0**	**0.0**	**277.5**	**100.0**

Total in Euro m

Country*	LTV up to 60%	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
England	227.8	5.7	0.0	0.0	233.5	84.1
France	43.0	1.0	0.0	0.0	44.0	15.9
Total	**270.8**	**6.7**	**0.0**	**0.0**	**277.5**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Bonds & Notes

The German Pfandbrief



The German Pfandbrief represents Europe's largest fixed-income market with EUR 1.06 trillion outstanding. Pfandbriefe account for 38% of the German fixed-income market. To highlight its very high level of security: investors never failed to receive full payments for over 100 years. Pfandbriefe come as Non-Jumbos (lower liquidity, higher yield) as well as the popular Jumbos and Globals.

At year end over EUR 300 billion Jumbo Pfandbriefe have been raised through 278 outstanding issues. Essen Hyp alone has issued, in total, EUR 21.7 billion through Jumbos so far.

Jumbos must have a volume of at least EUR 500 million, a fixed rate tenor and the commitment of at least three market makers to quote continuously two-way prices for lots up to EUR 13 million to ensure liquidity.

- Our Treasury Department
- Basic principles of the German Mortgage Bank Act
- Jumbos / Globals
- Essen Hyp Debt Issuance Program
- Euro Commercial Paper Program
- Bloomberg and Reuters Company Information

Bonds & Notes

Our Treasury Department



Heads of Treasury Department

- Günter Pless Global Head of Treasury
- Hauke Finger Deputy Head of Treasury
- Heidi Riedel Deputy Head of Treasury
- Raimund Bitter Deputy Head of Treasury

Capital Markets

- Heinrich Strack
- Ansgar Wittenbrink
- Stefan Zander

Money Markets

- Michael Leineweber

Derivatives

- Ulrich Nowak
- Claudia Retz
- Stefan Zander

Research

- Dirk Chlench

Trading Support

- Nico Ebert
- Petra Hoffmanns
- Peter Nowaczyk
- Oliver Grossmann

Secretarial Support

- Elke Joachimiak
- Andrea Pehlke

Bonds & Notes

Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002

A) A wider range of business activities

A1.) Expansion of mortgage lending activities
Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

A2.) Expansion of public-sector lending activities
Public-sector loans that are eligible for cover may now be extended to central governments, regional governments and local authorities in Switzerland, the United States, Canada and Japan. In addition to this, loans to the central governments of other European full member states of the OECD (i.e. Poland, the Czech Republic, Slovakia and Hungary) may now also be funded through the issuance of public-sector Pfandbriefe

(Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

B) Inclusion of derivatives in the cover pool

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis. Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the Association of German Mortgage Banks www.hypverband.de.

Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 05.11.2002

	Increases							Ratings
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/Moody's
257 426	250	10/01	1,750	3,000	03/02/03	17/10/01	1-7/10/18/22	AAA/Aa1
257 378	233	08/01	1,000	4,500	02/05/03	17/07/97	1/2/4/5	AAA/Aa1
257 463			1,500	4,500	16/07/03	09/07/01	1-9/14/18	AAA/Aa1
257 347			511	5,750	02/10/03	25/09/96	2/4/5/8	AAA/Aa1
257 425			1,500	3,250	20/01/04	13/01/99	1-3/5/6-8/10/15/17/22	AAA/Aa1
257 326			1,023	5,750	06/02/04	31/01/96	1/2/4/5/8	AAA/Aa1
257 428			2,000	3,500	17/03/04	10/03/99	1-3/5/6/8-10/11/14	AAA/Aa1
257 422	500	11/01	1,267	3,750	17/11/04	10/11/98	3/5/6/10/12/15/22	AAA/Aa1
257 374	2.000	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1
257 427	500	11/01	1,500	3,500	17/02/06	11/02/99	3/5/6/10/12/14-16	AAA/Aa1
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1
257 359	2.250	03/00	3.017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1
257 487	1.000	04/02	1,000	3,250	28/01/05	04/12/01	1-3/5/6/11/18/19/25	AAA/Aa1
257 488	1.000	04/02	2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC CCF, 5=Dresdner Kleinwort Benson, 6=Deutsche Mo Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Gold Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=Caisse des Dépôts et Consignations, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothe 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg

Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 increased to €15bn in October 2001 and to €20bn in July, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aa1
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department:

Günter Pless Stefan Zander

Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-365
E-mail: Guenter.Pless@essenhyp.com

Tel.: +49 201 8135-353
E-mail: Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clear Stream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5bn. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's:	A-2 (Standard & Poor's) P-1 (Moody's)
Arranger:	Commerzbank AG
Frequent dealers:	Commerzbank AG, Deutsche Bank AG, Société Générale
Day-to-day dealer:	Goldman Sachs, London; Barclays, London; Dresdner, FFM; JP Morgan Chase, London; Lehman Brothers, London

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €15bn in October 2001.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Money Markets
Tel.: +49 201 8135-371

E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.



- Annual Report 2001 (English version) html
- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

- Interim Report as of September 30, 2002 (English version) html
- Interim Report as of September 30, 2002 (English version) pdf
- Press Release Interim Report (English version) pdf

- Annual Report 2000
- Annual Report 1999
- Annual Report 1998

Back | Search | FAQ | German Website | Print | Sitemap

Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

Application for:

Departments/Activities

- [ ] Treasury
- [ ] Property Financing
- [ ] Property Management
- [ ] International Capital Markets
- [ ] Public Relations/Marketing
- [ ] Corporate Management
- [ ] Settlements
- [ ] Accounting and Taxes
- [ ] Controlling
- [ ] EDP, IT
- [ ] Personnel Department
- [ ] Legal Department
- [ ] Support Office of the Board of Managing Directors
- [ ] Secretariat of the Board of Managing Directors

Availability:

Surname:

First name:

Street:

Postal code / ZIP code

Town:

Country:

Telephone:

Fax:

E-mail: @

Skills/Professional experience

Resume:

Submit Reset

International Property Financing

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue Pfandbriefe and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.

In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.

The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

- Europe and North America
- Borrower-specific financing structures
- Specialist knowledge
- Your contact partners

About Us

Success needs far-sightedness



Success needs far-sightedness - thanks to this knowledge the Hypothekenbank in Essen AG, a new bank, has become one of the leading mortgage banks in Germany in only one decade. Founded in 1987, its business rests, in particular, on two pillars: public-sector lending and mortgage lending. In this latter area we commit ourselves to large investments in the same manner as to the realization of private real estate dreams. And based on our experience in these areas we are also active in the international financial centers for our business partners. One example of this is our endeavors to establish the Pfandbrief as an investment for the future within the euro area. That we have shown far-sightedness in doing this was confirmed several times by well-known rating agencies. The major shareholder of the Hypothekenbank in Essen AG is the Commerzbank AG. You will find further details concerning our business areas, together with offers, on the following pages. Should you still have any questions, we will reply to your request both quickly and individually.

- 10 successful years in retrospect
- Board of Managing Directors
- Executive Vice Presidents
- Trustees
- Supervisory Board
- Advisory Council
- Our Branches and Offices
- Imprint
- Hypothekenbank in Essen AG - Fifteen years

- Commerzbank - Our Major Shareholder (external Link)
- Verband deutscher Hypothekenbanken (external Link) (Association of German Mortgage Banks)

Contact

We welcome your comments ...

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

Input	
Surname	
First Name	
Company	
Position	
Street	
Town	
Postal code / Zip code	
Country	
E-mail	@
Telephone	
Fax	
Mailing list	○ Yes ◉ No
Which way to reply ?	◉ E-mail ○ Tel. ○ Fax
	Submit Reset